As Filed pursuant to Rule 424(b)(5)
Registration No. 333-130580

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 21, 2005)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Debt Securities	$1,000,000,000.00	$30,700.00

(1)             Calculated in accordance with Rule 457(r) of the Securities Act.

(2)             Paid herewith.

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 21, 2005)

$1,000,000,000

HSBC Finance Corporation

Floating Rate Notes due April 24, 2012

We are offering $1,000,000,000 principal amount of Floating Rate Notes due April 24, 2012. We will pay interest on the Notes on January 24, April 24, July 24 and, October 24 of each year, beginning July 24, 2007. We will pay interest on the Notes for each quarterly interest period at a floating rate equal to three-month LIBOR plus 0.27%. We may not redeem the Notes before maturity unless certain events occur involving United States taxation.

Application will be made to list the Notes on the New York Stock Exchange. Trading on the New York Stock Exchange is expected to begin within 30 days of the initial delivery of the Notes.

The Notes will be unsecured obligations and rank equally with our unsecured senior indebtedness. The Notes will be issued only in registered form in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discounts	Proceeds to Company(1)
Per Note	100.0%	0.30%	99.70%
Total	$1,000,000,000	$3,000,000	$997,000,000

(1)    Plus accrued interest, if any, from April 24, 2007.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about April 24, 2007. The Notes have been approved for clearance through the Clearstream Luxembourg and Euroclear Systems.

HSBC Finance Corporation may use this Prospectus Supplement and the accompanying Prospectus in connection with the initial sale of these securities. In addition, HSBC Securities (USA) Inc., or other affiliates of HSBC Finance Corporation, may use this Prospectus Supplement and the accompanying Prospectus in market-making transactions in these securities after the initial sale. Unless HSBC Finance Corporation or its agent informs the purchaser otherwise in the confirmation of sale, this Prospectus Supplement and the accompanying Prospectus is being used in a market-making transaction.

HSBC

BNP PARIBAS	Calyon Securities (USA)
Commerzbank Corporates & Markets	National Australia Bank
Santander Investment	SOCIETE GENERALE

Comerica Securities, Inc.	Fifth Third Securities, Inc.

The date of this prospectus supplement is April 17, 2007

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement and the accompanying Prospectus may only be used where it is legal to sell these securities. The information contained in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of this Prospectus Supplement and the date of the accompanying Prospectus, regardless of the time of delivery of this Prospectus Supplement or any sales of the Notes.

In this Prospectus Supplement and the accompanying Prospectus, “us,’’ “we,’’ “our,’’ “Company’’ and “HSBC Finance’’ refer to HSBC Finance Corporation.

The Notes are offered globally for sale in those jurisdictions in the United States, Canada, Europe, Asia and elsewhere where it is lawful to make such offers. See “Underwriting.”

The distribution of this Prospectus Supplement and Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus Supplement and the Prospectus come should inform themselves about and observe any such restrictions. This Prospectus Supplement and the Prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting.”

References herein to “$” and “dollars” are to the currency of the United States.

WHERE YOU CAN FIND MORE INFORMATION

HSBC Finance Corporation files annual, quarterly and special reports and other information with the SEC. You may read and copy any document filed by HSBC Finance at the SEC’s public reference room at 100 Fifth Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus Supplement and the accompanying Prospectus, and information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the HSBC Finance documents listed below and any future filings made by HSBC Finance with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until this offering is completed.

•       Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2006; and

•       Current Reports on Form 8-K filed on January 19, 2007 and March 8, 2007.

You may request a copy of these filings, at no cost, by writing, emailing or telephoning us at: HSBC Finance Corporation, Office of the Secretary, 2700 Sanders Road, Prospect Heights, Illinois 60070, email: lynne.c.zaremba@us.hsbc.com, Telephone: (847) 564-5000. These filings are also available on the website our company maintains at www.hsbcusa.com.

USE OF PROCEEDS

HSBC Finance will apply the net proceeds (estimated to be approximately $996 million) from the sale of the Notes to its general funds to be used in its financial services business, including the funding of investments in, or extensions of credit to, affiliates of HSBC Finance. Pending such applications, the net proceeds will be used initially to reduce outstanding commercial paper of HSBC Finance. The proceeds of such commercial paper are used in connection with HSBC Finance’s financial services business.

CAPITALIZATION OF HSBC FINANCE

The following table sets forth the consolidated capitalization of HSBC Finance at December 31, 2006, and as adjusted to reflect the initial application of the estimated net proceeds of $996 million from issuance of the Notes offered hereby. The table should be read in conjunction with HSBC Finance’s consolidated financial statements and notes thereto included in the documents incorporated by reference herein. See “Where You Can Find More Information.” All amounts are stated in millions of U.S. dollars. Since December 31, 2006 there has been no material change in the consolidated capitalization of HSBC Finance.

	December 31, 2006
	Actual	As Adjusted
Commercial paper, bank and other borrowings	$11,055	$10,059
Due to affiliates	15,172	15,172
Long term debt (with original maturities over one year)	127,590	128,586
Total debt	153,817	153,817
Shareholders’ equity
Redeemable preferred stock 1,501,100 shares authorized:
Series B, $0.01 par value, 575,000 shares issued	575	575
Common shareholder’s equity:
Common stock, $0.01 par value, 100 shares authorized, 55 shares issued	—	—
Additional paid-in capital	17,279	17,279
Retained earnings	1,877	1,877
Accumulated other comprehensive income	359	359
Total common shareholder’s equity	19,515	19,515
Total capitalization	$173,907	$173,907

SELECTED FINANCIAL INFORMATION OF HSBC FINANCE

The financial information which is set forth below as of December 31, 2006 and 2005 and for the three-year period ended December 31, 2006 has been derived from, and is qualified in its entirety by reference to, the consolidated financial statements and notes thereto of HSBC Finance and subsidiaries contained in HSBC Finance’s Annual Report on Form 10-K for the year ended December 31, 2006. These consolidated financial statements and notes thereto of HSBC Finance and subsidiaries have been audited by KPMG LLP, an independent registered public accounting firm.

All consolidated financial information of HSBC Finance and its subsidiaries presented below is qualified in its entirety by the detailed information and consolidated financial statements included in the documents referred to under “Where You Can Find More Information.” All amounts are stated in millions of U.S. dollars, except share data.

Consolidated Statements of Income

	Year Ended December 31,
	2006	2005	2004
Finance and other interest income	$17,562	$13,216	$10,945
Interest expense:
HSBC affiliates	929	713	343
Non-affiliates	6,445	4,119	2,800
Net interest income	10,188	8,384	7,802
Provision for credit losses	6,564	4,543	4,334
Net interest income after provision for credit losses	3,624	3,841	3,468
Other revenues:
Securitization revenue	167	211	1,008
Insurance revenue	1,001	997	882
Investment income	274	134	137
Derivative income	190	249	511
Fee income	1,911	1,568	1,091
Enhancement services revenue	515	338	251
Taxpayer financial services revenue	258	277	217
Gain on bulk sale of private label receivables	—	—	663
Gain on receivable sales to HSBC affiliates	422	413	39
Servicing and other fees from HSBC affiliates	506	440	57
Other income	179	336	307
Total other revenues	5,423	4,963	5,163
Costs and expenses:
Salaries and employee benefits	2,333	2,072	1,886
Sales incentives	358	397	363
Occupancy and equipment expenses	317	334	323
Other marketing expenses	814	731	636
Other servicing and administrative expenses	1,115	917	958
Support services from HSBC affiliates	1,087	889	750
Amortization of intangibles	269	345	363
Policyholders’ benefits	467	456	412
Total costs and expenses	6,760	6,141	5,691
Income before income tax expense	2,287	2,663	2,940
Income tax expense	844	891	1,000
Net income	$1,443	$1,772	$1,940

Consolidated Balance Sheets

	Year Ended December 31,
	2006	2005
Assets
Cash	$871	$903
Interest bearing deposits with banks	424	384
Securities purchased under agreements to resell	171	78
Securities	4,695	4,051
Receivables, net	157,262	136,989
Intangible assets, net	2,218	2,480
Goodwill	7,010	7,003
Properties and equipment, net	426	458
Real estate owned	794	510
Derivative financial assets	1,461	234
Other assets	4,127	3,579
Total assets	$179,459	$156,669
Liabilities
Debt:
Commercial paper, bank and other borrowings	$11,055	$11,454
Due to affiliates	15,172	15,534
Long term debt (with original maturities over one year)	127,590	105,163
Total debt	153,817	132,151
Insurance policy and claim reserves	1,319	1,291
Derivative related liabilities	1,222	383
Liability for pension benefits	355	341
Other liabilities	2,656	3,024
Total liabilities	159,369	137,190
Shareholders’ equity
Redeemable preferred stock, 1,501,100 shares authorized,
Series B, $0.01 par value, 575,000 shares issued	575	575
Common shareholder’s equity:
Common stock, $0.01 par value, 100 shares authorized; 55 shares issued	—	—
Additional paid-in capital	17,279	17,145
Retained earnings	1,877	1,280
Accumulated other comprehensive income	359	479
Total common shareholder’s equity	19,515	18,904
Total liabilities and shareholder’s equity	$179,459	$156,669

DESCRIPTION OF NOTES

General

The following description of the terms of the Floating Rate Notes due April 24, 2012 (the “Notes”) offered hereby (referred to in the Prospectus as the “Offered Debt Securities”) supplements, insofar as such description relates to the Notes, the description of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The Notes are part of the Debt Securities registered by the Company with the Securities and Exchange Commission to be issued on terms to be determined at the time of sale. The Notes constitute senior unsecured debt of the Company and will rank on a parity with all other senior unsecured debt of the Company and prior to all subordinated debt. The Notes are to be issued under an Indenture dated as of March 7, 2007 (the “Indenture”), between the Company and Wells Fargo Bank, National Association, as Trustee, which is more fully described in the accompanying Prospectus under “Description of Debt Securities—Senior Debt Securities.” The Notes and the Indenture are governed by, and shall be construed in accordance with, the laws of the State of Illinois, United States of America, applicable to agreements made and to be performed wholly within such jurisdiction.

The Notes are not subject to redemption by the Company prior to maturity unless certain events occur involving U.S. taxation. See “Description of Notes—Redemption for Tax Reasons.”

The Notes will be issued in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof. At maturity, the amount due and payable on the Notes will be equal to 100% of their principal amount outstanding, together with interest accrued but unpaid thereon to such maturity date.

The Notes will initially be issued in book-entry form. Definitive Notes will only be issued in the limited circumstances described under “Book-Entry Procedures” in the accompanying Prospectus. Any Notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of $100,000 and in integral multiples of $1,000 in excess thereof, in the amount of each holder’s registered holdings. Any Notes so issued will be registered in such names, and in such denominations, as the Depositary shall request. Such Notes may be presented for registration of transfer or exchange at the office of the Trustee in New York, New York and principal thereof and interest thereon will be payable at such office of the Trustee, provided that interest thereon may be paid by check mailed to the registered holders of the definitive Notes.

Interest

Interest Payment Dates.   Interest on the Notes will be payable quarterly on each January 24, April 24, July 24, and October 24, commencing July 24, 2007 (each a “Floating Rate Interest Payment Date”). Interest payable on each Floating Rate Interest Payment Date will include interest accrued from and including April 24, 2007 or from and including the most recent Floating Rate Interest Payment Date to which interest has been paid or duly provided for to but excluding the next Floating Rate Interest Payment Date. Interest payable prior to maturity will be payable to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day preceding a Floating Rate Interest Payment Date. The interest payment at maturity will include interest accrued to but excluding the maturity date and will be payable to the persons to whom principal is payable. If a Floating Rate Interest Payment Date is not a Business Day, such Floating Rate Interest Payment Date shall be postponed to the next succeeding Business Day unless such day falls in the next calendar month, in which case such Floating Rate Interest Payment Date shall be the immediately preceding day that is a Business Day. “Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and that is also a London Business Day. “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

“Floating Rate Interest Period” shall mean the period beginning on and including April 24, 2007 to but excluding the first Floating Rate Interest Payment Date and each successive period from and including a Floating Rate Interest Payment Date to but excluding the next Floating Rate Interest Payment Date or the maturity date, as the case may be. Interest shall be computed on the basis of the actual number of days in the applicable Floating Rate Interest Period divided by 360.

“Interest Reset Date” means the first day of any Floating Rate Interest Period.

The “Spread” for each Floating Rate Interest Period will be 0.27%.

Interest Rate.   The per annum rate of interest for each Floating Rate Interest Period will be (i) LIBOR (as defined herein) on the second London Business Day preceding the Interest Reset Date for such Floating Rate Interest Period (the “Interest Determination Date”) plus (ii) the Spread. “LIBOR” for each Floating Rate Interest Period will be determined by the Company in accordance with the following provisions:

(i)    On each Interest Determination Date, the Company will ascertain the offered rate for three-month deposits in U.S. dollars in the London interbank market, which appears on the Designated LIBOR Page as of 11:00 a.m. (London time) on such Interest Determination Date.

(ii)   If such rate does not appear on the Designated LIBOR Page, or the Designated LIBOR Page is unavailable, the Company will request four major banks in the London interbank market (the “Reference Banks”) to provide the Company with their offered quotation (expressed as a rate per annum) for three-month deposits in U.S. dollars to leading banks in the London interbank market, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time, at approximately 11:00 a.m. (London time) on the Interest Determination Date. If at least two such quotations are provided, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of such quotations.

(iii)  If less than two of the Reference Banks provide the Company with such offered quotations, LIBOR in respect of that Interest Determination Date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by the Company at approximately 11:00 a.m. New York City time, on that Interest Determination Date for three-month loans in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Company are not quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such Interest Determination Date.

“Designated LIBOR Page” means the Reuters screen “LIBOR 01” page (or such other page as may replace such page on that service or such other services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Listing

Application will be made to list the Notes on the New York Stock Exchange. Trading on the New York Stock Exchange is expected to begin within 30 days of the initial delivery of the Notes.

Depositary

Upon issuance, the Notes will be represented by one or more fully registered global notes (“Global Notes”). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto (“DTC” or the “Depositary”), as Depositary, and registered in the name of Cede & Co. (DTC’s partnership nominee). Investors may elect to hold interests in the Global Notes through either the Depositary (in the United States) or Clearstream Banking, société anonyme (“Clearstream

Luxembourg”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), if they are participants in such systems, or indirectly through organizations which are participants in such systems. See “Book-Entry Procedures” in the accompanying Prospectus.

Further Issues

The Company may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking pari passu with the Notes and with identical terms in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) in order that such further notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes.

Payment of Additional Amounts

The Company will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts (“Additional Amounts”) as are necessary in order that the net payment by the Company or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply:

(1)   to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, partner, member or shareholder of the holder if the holder is an estate, trust, partnership, limited liability company or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a)    being or having been present or engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

(b)   having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c)    being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States, a corporation that has accumulated earnings to avoid United States federal income tax or a private foundation or other tax-exempt organization;

(d)   being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(e)    being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; or

(f)    having made an election the effect of which is to make the payment of principal of or interest on the Notes subject to United States federal income tax;

(2)   to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)   to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)   to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

(5)   to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6)   to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

(7)   to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8)   in the case of any combination of the above.

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes—Redemption for Tax Reasons,” the Company shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

As used herein under the headings “Payment of Additional Amounts” and “Description of Notes—Redemption for Tax Reasons,” the term “United States” means the United States of America (including the States and the District of Columbia). “Non-United States person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a United States person under Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay Additional Amounts (as described herein under the heading “Description of Notes—Payment of Additional Amounts”) with respect to the Notes offered hereby, then the Company may at its option redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid thereon to the date fixed for redemption.

European Union Savings Tax Directive

The European Union has adopted a directive regarding the taxation of savings income. Under the directive, Member States are required to provide to the tax authorities of another Member State details of payments of interest (and other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland).

UNDERWRITING

We intend to offer the Notes through the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement dated April 17, 2007, between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us the principal amount of the Notes listed opposite their names below.

Underwriter	Principal Amount
HSBC Securities (USA) Inc.	$810,000,000
BNP Paribas Securities Corp.	25,000,000
Calyon Securities (USA) Inc.	25,000,000
Commerzbank Capital Markets Corp.	25,000,000
National Australia Bank Limited	25,000,000
Santander Investment Securities Inc.	25,000,000
SG Americas Securities, LLC	25,000,000
Comerica Securities, Inc.	20,000,000
Fifth Third Securities, Inc.	20,000,000
Total	$1,000,000,000

The underwriters have agreed to purchase all of the Notes sold pursuant to the underwriting agreement if any of such Notes are purchased. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Notes are offered for sale in those jurisdictions in the United States, Canada, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Company except as set forth in the underwriting agreement.

In particular, each underwriter has represented and agreed that:

(i)            it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Company;

(ii)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom;

(iii)    it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan; and

(iv)      the Notes are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France the Prospectus Supplement, the Prospectus or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall be made in France only to (a) qualified investors (investisseurs qualfiés) and/or (b) a restricted group of investors (cercle restreint d’investisseurs), all as defined in Article 6 of ordonnance no. 67-833 dated 28th September, 1967 (as amended) and décret no. 98-880 dated 1st October, 1998.

The underwriting agreement is governed by, and shall be construed in accordance with, the laws of the State of Illinois, United States of America, applicable to agreements made and to be performed wholly within such jurisdiction.

The underwriters have advised us that they propose initially to offer the Notes to the public at the public offering price on the cover page of this Prospectus Supplement, and to dealers at that price less a concession not in excess of  0.20% of the principal amount of the Notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.10% of the principal amount of the Notes to other dealers. After the initial public offering, the public offering price, concession and discount with respect to the Notes offered hereby may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $500,000 and are payable by us.

The Notes are a new issue of securities with no established trading market. We will apply to list the Notes on the New York Stock Exchange and expect trading to begin within 30 days of April 24, 2007. We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. HSBC Securities (USA) Inc. may use this Prospectus Supplement and the accompanying Prospectus in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are specified on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, commercial and investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

HSBC Finance and HSBC Securities (USA) Inc. are wholly-owned indirect subsidiaries of HSBC Holdings plc. HSBC Securities (USA) Inc. is a member of the NASD. Accordingly, the offering of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD, and the underwriters will not confirm sales of the Notes to any accounts over which they exercise discretionary authority without the prior approval of the customer.

It is expected that delivery of the Notes will be made against payment therefor on or about the date specified on the cover page of this Prospectus Supplement, which is the fifth business day following the date hereof. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL OPINIONS

The legality of the Notes will be passed upon for HSBC Finance by Patrick D. Schwartz, Vice President, Deputy General Counsel—Corporate and Assistant Secretary for HSBC Finance. Certain legal matters will be passed upon for the underwriters by McDermott Will & Emery LLP, Chicago, Illinois. Mr. Schwartz is a full-time employee and an officer of HSBC Finance and owns, and holds options to purchase, equity securities of HSBC Holdings plc.

EXPERTS

The consolidated financial statements of HSBC Finance as of December 31, 2006 and 2005 and for the three-year period ended December 31, 2006; which are included in our Annual Report on Form 10-K, have been incorporated by reference in this Prospectus Supplement and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

GENERAL INFORMATION

Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of the Company since December 31, 2006.

The Company does not publish unconsolidated financial statements.

Other than as disclosed or contemplated in the documents incorporated herein by reference, neither the Company nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and the Company is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

The terms relating to the issue and sale of the Notes were established by an authorized officer of the Company on April 17, 2007 pursuant to resolutions adopted by the Board of Directors of the Company.

The Notes have been approved for clearance through the Clearstream Luxembourg and Euroclear systems.

HSBC Finance is a corporation incorporated under the laws of the State of Delaware, United States of America.

HSBC Finance Corporation

Debt Securities
and
Warrants to Purchase Debt Securities

Preferred Stock ($0.01 par value)

Depositary Shares

HSBC Finance Corporation from time to time may offer to sell debt securities and warrants to purchase debt securities, preferred stock, either separately or represented by depositary shares.

HSBC Finance Corporation will provide specific terms of the securities that it may offer at any time in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

HSBC Finance Corporation may use this prospectus in connection with the initial sale of these securities. In addition, HSBC Securities (USA) Inc., or other affiliates of HSBC Finance Corporation, may use this prospectus in market-making transactions in these or similar securities after the initial sale. UNLESS HSBC FINANCE CORPORATION OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS IS BEING USED IN A MARKET-MAKING TRANSACTION.

HSBC Finance Corporation and certain of the dealers who may effect sales of offered securities in Canada are indirect subsidiaries of HSBC Holdings plc. By virtue of such common ownership, HSBC Finance Corporation is a “related issuer” and may be a “connected issuer”, as such terms are defined in National Instrument 33-105 Underwriting Conflicts, of such dealers. Canadian investors should refer to the heading “Certain Relationships and Related Transactions” contained in “Notice to Canadian Investors” for additional information.

Prospectus dated December 21, 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. You should only rely on the information incorporated by reference or provided in this prospectus or any Prospectus Supplement. We may sell any combination of the securities described in this prospectus in one or more initial offerings. This prospectus may also be used in market-making transactions, as described under the heading “Plan of Distribution.” This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add to or update information contained in this prospectus. You should not assume that the information in this prospectus, or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents. You should read both this prospectus and any Prospectus Supplement together with the additional information described under the heading “Where You Can Find More Information” and “Plan of Distribution.” In this prospectus, “us,” “we,” “our,” “Company” and “HSBC Finance” refer to HSBC Finance Corporation. Prior to December 15, 2004, HSBC Finance Corporation was known as Household International, Inc. Consequently, any references herein to HSBC Finance for any periods prior to December 15, 2004, shall be deemed to refer to Household International, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed under the caption “HSBC Finance” and elsewhere in this prospectus and any Prospectus Supplement or in the information incorporated by reference herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of HSBC Finance to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a list of such risks, uncertainties and factors you should refer to the information incorporated by reference herein. See “Where You Can Find More Information.”

HSBC FINANCE

HSBC Finance and its subsidiaries offer a diversified range of financial services. HSBC Finance traces its origin through the same ownership to an office established in 1878. The address of its principal executive office is 2700 Sanders Road, Prospect Heights, Illinois 60070 (telephone 847-564-5000). HSBC Finance, formerly known as Household International, Inc., was acquired by a wholly-owned subsidiary of HSBC Holdings plc on March 28, 2003. On December 15, 2004, Household International, Inc.’s wholly-owned subsidiary, Household Finance Corporation, merged into Household International, Inc. and Household International, Inc. was renamed “HSBC Finance Corporation.”

HSBC Finance is an indirect subsidiary of HSBC North America Holdings Inc., a bank holding company, and an indirect wholly owned subsidiary of HSBC Holdings plc. HSBC Holdings, headquartered in London, England, is one of the largest banking and financial services organizations in the world. HSBC Holdings’ ordinary shares are admitted to trading on the London Stock Exchange and are listed on The Stock Exchange of Hong Kong, Euronext Paris and the Bermuda Stock Exchange, and its American depository shares are listed on the New York Stock Exchange.

We primarily provide middle-market consumers with several types of loan products in the United States, the United Kingdom, Canada, the Republic of Ireland, the Czech Republic and Hungary. The principal product of our consumer financial services business is the making of cash loans, real estate loans secured by first and second mortgages, sales finance loans and other unsecured loans directly to consumers in the United States. Loans are made through branch lending offices under the brands “HFC” and

“Beneficial,” and through direct mail, correspondents, telemarketing and the Internet. We also acquire portfolios of open-end and closed-end, secured and unsecured loans.

We offer both MasterCard* and VISA* credit cards to residents throughout the United States primarily through strategic affinity relationships. We also purchase and service revolving charge card accounts originated by merchants. These accounts result from consumer purchases of goods and services from the originating merchant. We also directly originate closed-end sales contracts.

We also make loans for the purchase of new and used vehicles. Installment contracts are secured by the vehicles and these contracts are purchased from franchised dealers. We also lend directly to customers through direct mail solicitations, Internet applications and alliance partner referrals. We also make tax refund anticipation loans. These loans are marketed to consumers at H&R Block offices, Jackson Hewitt offices and offices of other tax preparation services throughout the United States.

Our subsidiaries primarily service the loans made by us and our subsidiaries.

We offer credit life and credit accident, health and disability, unemployment, property, term life, collateral protection and specialty insurance products to our customers. Such insurance is generally written directly by, or reinsured with, one of our insurance affiliates.

Internationally, our United Kingdom subsidiaries offer secured and unsecured lines of credit and closed-end loans, retail finance products and insurance products and operate in England, Scotland, Wales, Northern Ireland and the Republic of Ireland. Offices were opened in the Czech Republic and Hungary to facilitate the expansion plans of one of our U.K. merchant alliances and have expanded to include branch lending offices. We are examining efficiencies that could be achieved by transferring all or a portion of our United Kingdom and other European operations to HSBC Bank plc and/or one or more third parties. The credit card operations with assets of approximately $3.2 billion were sold to HSBC Bank plc on December 20, 2005. We anticipate further decisions regarding potential transfers will be made in the fourth quarter of 2005. Our Canadian business offers consumer real estate secured and unsecured closed-end loans, insurance products, revolving credit, private label credit cards and retail finance products to middle and low income families and accepts deposits through its trust operations.

USE OF PROCEEDS

Unless otherwise indicated in the Prospectus Supplement, we will apply the net proceeds from the sale of the securities to our general funds to be used in our financial services business, and may include the funding of investments in, or extensions of credit to, our affiliates. Pending such applications, the net proceeds will be used initially to reduce our outstanding commercial paper. The proceeds of our commercial paper are used in connection with our financial services business.

DESCRIPTION OF DEBT SECURITIES

HSBC Finance may offer, from time to time, one or more series of unsecured senior notes (“Debt Securities”). The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the “Offered Debt Securities”) and the extent to which such general terms and provisions may apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities.

*                    MasterCard and VISA are registered trademarks of MasterCard International Incorporated and VISA USA, Inc., respectively.

General

Offered Debt Securities will constitute either senior or senior subordinated unsecured debt of HSBC Finance and will be issued under one of the indentures specified elsewhere herein (the “Indentures”). The Indentures, or forms thereof, and the Standard Provisions (as defined herein) have been filed as exhibits to HSBC Finance’s Registration Statement which registers the securities with the Securities and Exchange Commission. The following summaries do not purport to be complete and, where particular provisions of an Indenture or the Standard Provisions are referred to, such provisions, including definitions of certain terms, are incorporated by reference as part of such summaries, which are qualified in their entirety by such reference.

The Indentures provide that Debt Securities may be issued thereunder from time to time in one or more series and do not limit the aggregate principal amount of the Debt Securities except as may be otherwise provided with respect to any particular series of Offered Debt Securities.

Unless otherwise indicated in the Prospectus Supplement with respect to any particular series of Offered Debt Securities, the Debt Securities will be issued in registered form without coupons, will be exchangeable for authorized denominations, and will be transferable at any time or from time to time. No charge will be made to the holder for any such exchange or registration of transfer except for any tax or governmental charge incident thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. See “Book-Entry System” below.

Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms and other information to the extent applicable with respect to the Offered Debt Securities: (1) the title of the Offered Debt Securities and whether such Offered Debt Securities will be senior or senior subordinated debt of HSBC Finance; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) HSBC Finance will be paid for the Offered Debt Securities and the initial offering price, if any, at which the Offered Debt Securities will be offered to the public; (4) the currency, currencies or currency units for which the Offered Debt Securities may be purchased and the currency, currencies or currency units in which the principal of and any interest on such Offered Debt Securities may be payable; (5) the date or dates on which the Offered Debt Securities will mature; (6) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (7) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence, and the record dates for such interest payment dates, if any; (8) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by HSBC Finance, and the other detailed terms and provisions of such sinking and/or purchase funds; (9) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of HSBC Finance or of the holder thereof and the other detailed terms and provisions of such optional redemption; (10) the denominations in which the Offered Debt Securities are authorized to be issued; (11) the securities exchange, if any, on which the Debt Securities will be listed; and (12) additional provisions, if any, with respect to the Offered Debt Securities.

If any of the Debt Securities are sold for foreign currencies or foreign currency units or if the principal of or any interest on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in a Prospectus Supplement relating thereto.

Debt Securities may be issued as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. “Original Issue Discount Securities” means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. As used in the following summary of certain terms of the Debt Securities, the term “principal amount” means, in the case of any Original Issue Discount Security, the amount that would then be due and payable upon acceleration of the maturity thereof, as specified in such Debt Security.

Senior Debt Securities

The trustees for the indentures under which Offered Debt Securities constituting senior debt of HSBC Finance (the “Senior Debt Securities”) will be issued shall be either U.S. Bank National Association, BNY Midwest Trust Company, J.P. Morgan Trust Company, National Association, JPMorgan Chase Bank, N.A.or such other entity which may be specified in the Prospectus Supplement (collectively, the “Senior Trustees”). Each particular series of Senior Debt Securities will be issued under the Indenture specified in the Prospectus Supplement between HSBC Finance and a Senior Trustee, which will incorporate the terms and provisions of the Standard Multiple-Series Indenture Provisions for Senior Debt Securities (the “Standard Provisions”). The above noted indentures are collectively called the “Indentures for Senior Debt Securities” herein. Senior Debt Securities will rank on a parity with all unsecured debt of HSBC Finance, and prior to all subordinated debt.

Principal of and interest, if any, on Senior Debt Securities will be payable at the office or agency of HSBC Finance specified in the Prospectus Supplement, depending on the Senior Trustee; provided, however, that payment of interest may be made at the option of HSBC Finance by check or draft mailed to the person entitled thereto.

Covenant Against Creation of Pledges or Liens

All Senior Debt Securities issued under the Indentures for Senior Debt Securities will be unsecured. HSBC Finance covenants that, with the exceptions listed below, it will not issue, assume or guarantee any indebtedness for borrowed money secured by a mortgage, security interest, pledge or lien (“security interest”) of or upon any of its property, now owned or hereafter acquired, unless the Senior Debt Securities then outstanding are, by supplemental indenture, effectively secured by such security interest equally and ratably with all other indebtedness secured thereby for so long as such other indebtedness shall be so secured. The term “indebtedness for borrowed money” does not include any guarantee, cash deposit or other recourse obligation in connection with the sale, securitization or discount by HSBC Finance of finance or accounts receivables, trade acceptances, or other paper arising in the ordinary course of its business.

The foregoing covenant does not apply to (a) security interests to secure the payment of the purchase price of property, shares of capital stock, or indebtedness acquired by HSBC Finance or the cost of construction or improvement of such property or the refinancing of all or any part of such secured indebtedness, provided that such security interests do not apply to any other property, shares of capital stock, or indebtedness of HSBC Finance; (b) security interests on property, shares of capital stock, or indebtedness existing at the time of acquisition by HSBC Finance; (c) security interests on property of a corporation which security interests exist at the time such corporation merges or consolidates with or into HSBC Finance or which security interests exist at the time of the sale or transfer of all or substantially all of the assets of such corporation to HSBC Finance; (d) security interests to secure any indebtedness of HSBC Finance to a subsidiary; (e) security interests in property of HSBC Finance in favor of the United States of America or any state or agency or instrumentality thereof, or in favor of any other country or political subdivision, to secure partial, progress, advance, or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such security interests; (f) security interests on properties financed through tax-exempt municipal obligations; provided that such security interests are limited to the property so financed; (g) security interests existing on the date of execution of the applicable Indenture; and (h) any extension, renewal, refunding, or replacement (or successive extensions, renewals, refundings, or replacements), in whole or in part, of any security interest referred to in the foregoing clauses (a) through (g) inclusive; provided, however, that the principal amount of indebtedness secured in such extension, renewal, refunding, or replacement does not exceed the principal amount of indebtedness secured at the time by such security interest; provided, further, that such extension, renewal, refunding, or replacement of such security interest is limited to all or part of the property subject to such security interest so extended, renewed, refunded, or replaced.

Notwithstanding the foregoing, HSBC Finance may, without equally and ratably securing the Senior Debt Securities, issue, assume, or guarantee indebtedness secured by a security interest not excepted pursuant to clauses (a) through (h) above if the aggregate amount of such indebtedness, together with all other indebtedness of, or guaranteed by, HSBC Finance existing at such time and secured by security interests not so excepted, does not at the time exceed 10% of HSBC Finance’s Consolidated Net Worth (as defined). In addition, an arrangement with any person providing for the leasing by HSBC Finance of any property, which property has been or is to be sold or transferred by HSBC Finance to such person with the intention that such property be leased back to HSBC Finance, shall not be deemed to create any indebtedness secured by a security interest if the obligation in respect to such lease would not be included as a liability on a consolidated balance sheet of HSBC Finance. The holders of not less than a majority in principal amount of the Debt Securities at the time outstanding under an Indenture, on behalf of the holders of all of the Debt Securities issued under such Indenture, may waive compliance with the foregoing covenant. (Standard Provisions—Section 3.08)

Concerning the Trustees

HSBC Finance maintains a banking relationship with each of the Senior Trustees or affiliates thereof and certain of the Senior Trustees are also trustees under other indentures of HSBC Finance under which outstanding senior or subordinated unsecured debt securities of HSBC Finance have been issued. The Senior Trustees or affiliates thereof may also have other financial relations with HSBC Finance and other corporations affiliated with HSBC Finance.

Senior Subordinated Debt Securities

Offered Debt Securities which will constitute senior subordinated unsecured debt of HSBC Finance (the “Senior Subordinated Debt Securities”) will be issued under an Indenture between HSBC Finance and BNY Midwest Trust Company, as Trustee (the “Indenture for Senior Subordinated Debt Securities”).

Principal and interest, if any, on Senior Subordinated Debt Securities will be payable at the office or agency of HSBC Finance specified in the Prospectus Supplement; provided, however, that payment of interest may be made at the option of HSBC Finance by check or draft mailed to the person entitled thereto.

Subordination

Senior Subordinated Debt Securities are subordinate and junior in right of payment to all indebtedness for borrowed money of HSBC Finance, whenever outstanding, which is not by its terms subordinate and junior to other indebtedness of HSBC Finance, such indebtedness of HSBC Finance to which the Senior Subordinated Debt Securities are subordinate and junior being hereinafter called “senior indebtedness.” HSBC Finance is not directly limited in its ability to issue additional senior indebtedness.

In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to HSBC Finance or to its creditors, as such, or to its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of HSBC Finance, whether or not involving insolvency or bankruptcy, then the holders of senior indebtedness shall be entitled to receive payment in full of all principal and interest on all senior indebtedness before the holders of the Senior Subordinated Debt Securities are entitled to receive any payment on account of principal or interest upon the Senior Subordinated Debt Securities, and to that end (but subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in the Indentures for Senior Subordinated Debt Securities upon the senior indebtedness and the holders thereof with respect to the subordinated indebtedness represented by the Senior Subordinated Debt Securities and the holders thereof by a lawful plan of reorganization under applicable bankruptcy law) the holders of senior indebtedness shall be entitled to receive for application in payment thereof any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in any such proceedings in respect of the Senior Subordinated Debt Securities, except securities which are subordinate and junior in right of payment to the payment of all senior indebtedness then outstanding.

In the event that any Senior Subordinated Debt Security is declared or becomes due and payable before its expressed maturity because of the occurrence of a default under the Indenture for Senior Subordinated Debt Securities (under circumstances when the provisions of the foregoing paragraph shall not be applicable), the holders of the senior indebtedness outstanding at the time such Senior Subordinated Debt Security so becomes due and payable because of such occurrence of such default shall be entitled to receive payment in full of all principal and interest on all senior indebtedness before the holders of the Senior Subordinated Debt Securities are entitled to receive any payment on account of the principal or interest upon the Senior Subordinated Debt Securities.

Without limiting the foregoing, no payment of principal, premium or interest shall be made upon the Senior Subordinated Debt Securities during the continuance of any default in the making of any required payment under any sinking fund or analogous fund created for the benefit of any senior indebtedness or any other default in the payment of principal of, or interest on, any senior indebtedness then outstanding, whether by lapse of time, by declaration, by call or notice of prepayment or otherwise. (Indenture for Senior Subordinated Debt Securities—Section 12.01)

Liens

HSBC Finance will not create, assume, incur or suffer to exist any mortgage, pledge or other lien on any of the property or assets of HSBC Finance whether now owned or hereafter acquired for the purpose of securing any senior subordinated indebtedness or junior subordinated indebtedness, as defined. (Indenture for Senior Subordinated Debt Securities—Section 3.08)

Concerning the Trustee

BNY Midwest Trust Company is trustee under other indentures of HSBC Finance under which certain of HSBC Finance’s outstanding senior subordinated debt securities have been issued and under which HSBC Finance senior debt securities may be issued. HSBC Finance maintains banking relationships with affiliates of BNY Midwest Trust Company. Affiliates of BNY Midwest Trust Company also have other financial relations with HSBC Finance and other corporations affiliated with HSBC Finance.

Satisfaction, Discharge, and Defeasance of the Indentures and Debt Securities

If there is deposited irrevocably with the Trustee as trust funds for the benefit of the holders of Debt Securities of a particular series an amount, in money or the equivalent in securities of the United States or securities the principal of and interest on which is fully guaranteed by the United States, sufficient to pay the principal, premium, if any, and interest, if any, on such series of Debt Securities on the dates such payments are due in accordance with the terms of such series of Debt Securities through their maturity, and if HSBC Finance has paid or caused to be paid all other sums payable by it under the applicable Indenture with respect to such series, then HSBC Finance will be deemed to have satisfied and discharged the entire indebtedness represented by such series of Debt Securities and all of the obligations of HSBC Finance under such Indenture with respect to such series, except as otherwise provided in such Indenture. In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust funds for payment of principal, premium, if any, and interest, if any, on their Debt Securities. (Standard Provisions—Section 6.03, Indenture for Senior Subordinated Debt Securities—Section 6.03)

For federal income tax purposes, any such defeasance may be treated as a taxable exchange of the related Debt Securities for an issue of obligations of the trust or a direct interest in the cash and securities held in the trust. In that case, holders of such Debt Securities would recognize gain or loss as if the trust obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. Such holders thereafter would be required to include in income a share of the income, gain or loss of the trust. The amount so required to be included in income could be a different amount than would be includable in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences to them of defeasance.

Modification of Indentures

Each Indenture provides that the holders of not less than a majority in principal amount of each series of Debt Securities at the time outstanding under such Indenture may enter into supplemental indentures for the purpose of amending, in any manner, provisions of the Indenture or of any supplemental indenture or modifying the rights of holders of such series of Debt Securities. However, no such supplemental indenture, without the consent of the holder of each outstanding Debt Security affected thereby, shall, among other things, (i) change the maturity of the principal of, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon the redemption thereof, or (ii) reduce the aforesaid percentage of the Debt Securities, the consent of the holders of which is required for the execution of any such supplemental indenture or for any waiver of compliance with any covenant or condition in such Indenture. (Standard Provisions—Section 11.02, Indenture for Senior Subordinated Debt Securities—Section 11.02)

Each Indenture may be amended or supplemented without the consent of any holder of Debt Securities under certain circumstances, including (i) to cure any ambiguity, defect or inconsistency in the Indenture, any supplemental indenture, or in the Debt Securities of any series; (ii) to evidence the succession of another corporation to the Company and to provide for the assumption of all the obligations of the Company under the Debt Securities and the Indenture by such corporation; (iii) to provide for uncertificated Debt Securities in addition to certificated Debt Securities; (iv) to make any change that does not adversely affect the rights of holders of Debt Securities issued thereunder; (v) to provide for a new series of Debt Securities; or (vi) to add to rights of holders of Debt Securities or add additional Events of Default. (Standard Provisions—Section 11.01, Indenture for Senior Subordinated Debt Securities—Section 11.01)

Successor Entity

The Company may not consolidate with or merge into, or transfer, sell or lease its properties and assets as, or substantially as, an entirety to another entity unless the successor entity is a corporation incorporated within the United States and, after giving effect thereto, no default under the Indenture shall have occurred and be continuing. Thereafter, except in the case of a lease, all obligations of the Company under the Indenture terminate. (Standard Provision—Section 10.02, Indenture for Senior Subordinated Debt Securities—Sections 10.01 and 10.02)

Events of Default

Each Indenture defines the following as Events of Default with respect to any series of Debt Securities: default for 30 days in the payment of any interest upon any Debt Security of such series issued under such Indenture; default in the payment of any principal of or premium on any such Debt Security; default for 30 days in the deposit of any sinking fund or similar payment for such series of Debt Securities; default for 60 days after notice in the performance of any other covenant in the Indenture; certain defaults for 30 days after notice in the payment of principal or interest, or in the performance of other covenants, with respect to borrowed money under another indenture in which the Trustee for such Debt Securities is trustee which results in the principal amount of such indebtedness becoming due and payable prior to maturity, which acceleration has not been rescinded or annulled; and certain events of bankruptcy, insolvency or reorganization. HSBC Finance is required to file with each Trustee annually a certificate as to the absence of certain defaults under the Indenture. (Standard Provisions—Sections 3.05 and 7.01, Indenture for Senior Subordinated Debt Securities—Sections 3.05 and 7.01)

If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series by notice as provided in the Indenture may declare the principal amount of all the Debt Securities of such series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series may, under certain circumstances, rescind or annul such declaration of acceleration. (Standard Provisions—Section 7.02, Indenture for Senior Subordinated Debt Securities—Section 7.02)

The holders of not less than a majority in principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of such series, waive any past default under the Indenture and its consequences with respect to Debt Securities of such series, except a default (a) in the payment of principal of (or premium, if any) or interest, if any, on any Debt Securities of such series, or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series affected. (Standard Provisions—Section 7.13, Indenture for Senior Subordinated Debt Securities—Section 7.13)

Each Indenture provides that the Trustee thereunder may withhold notice to holders of Debt Securities of any default, except in payment of the principal of (or premium, if any) or interest, if any, on any Debt Security issued under such Indenture or in the payment of any sinking fund or similar payment, if it considers it in the interest of holders of Debt Securities to do so. (Standard Provisions—Section 8.02, Indenture for Senior Subordinated Debt Securities—Section 8.02)

Holders of Debt Securities may not enforce an Indenture except as provided therein. (Standard Provisions—Section 7.07, Indenture for Senior Subordinated Debt Securities—Section 7.07) Each Indenture provides that the holders of a majority in principal amount of the outstanding debt securities issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Standard

Provisions—Section 7.12, Indenture for Senior Subordinated Debt Securities—Section 7.12) The Trustee will not be required to comply with any request or direction of holders of Debt Securities pursuant to the Indenture unless offered indemnity against costs and liabilities which might be incurred by the Trustee as a result of such compliance. (Standard Provisions—Section 8.03(e), Indenture for Senior Subordinated Debt Securities—Section 8.03(e))

DESCRIPTION OF WARRANTS

HSBC Finance may issue, together with any Debt Securities offered by any Prospectus Supplement or separately, Warrants for the purchase of other Debt Securities. The Warrants are to be issued under warrant agreements (each a “Warrant Agreement”) to be entered into between HSBC Finance and a bank or trust company, as warrant agent (“Warrant Agent”), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants (“Offered Warrants”). A copy of the forms of Warrant Agreement, including the form of warrant certificates representing the Warrants (“Warrant Certificates”), reflecting the alternative provisions to be included in the Warrant Agreements that will be entered into with respect to particular offerings of Warrants, is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Warrant Agreement and the Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreement and the Warrant certificates, respectively, including the definitions therein of certain terms.

General

The applicable Prospectus Supplement will describe the terms of the Offered Warrants, the Warrant Agreement relating to the Offered Warrants and the Warrant Certificates representing the Offered Warrants, including the following: (1) the designation, aggregate principal amount, and terms of the Debt Securities purchasable upon exercise of the Offered Warrants; (2) the designation and terms of any related Debt Securities with which the Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security; (3) the date, if any, on and after which the Offered Warrants and the related Offered Debt Securities will be separately transferable; (4) the principal amount of Debt Securities purchasable upon exercise of one Offered Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (5) the date on which the right to exercise the Offered Warrants shall commence and the date (“Expiration Date”) on which such right shall expire; (6) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered; and (7) any other terms of the Offered Warrants.

Warrant Certificates will be exchangeable on the terms specified in the Prospectus Supplement for new Warrant Certificates of different denominations, and Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise and will not be entitled to payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise.

Exercise of Warrants

Each Offered Warrant will entitle the holder to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Offered Warrants by payment of such exercise price in full in the manner specified in the Prospectus Supplement. Offered Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the Prospectus Supplement relating to the Offered Warrants. After the close of business on the Expiration Date, unexercised Warrants will become void.

Upon receipt of payment of the exercise price and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, HSBC Finance will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If less than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

DESCRIPTION OF PREFERRED STOCK

General

HSBC Finance’s amended and restated certificate of incorporation authorizes the issuance of 1,501,200 shares of capital stock of which 1,501,100 shares shall be designated preferred stock, $0.01 par value per share, and 100 shares shall be designated common stock, $0.01 par value per share. As of December 15, 2005, 575,000 shares of Series B Preferred Stock (“Series B Preferred”) were issued and outstanding and 55 shares of common stock were issued and outstanding. All outstanding shares of common stock and preferred stock are fully paid and non-assessable.

Preferred Stock

The Company’s preferred stock may be issued from time to time in one or more series as authorized by the board of directors or a duly authorized committee of the board of directors. The board of directors has adopted a resolution creating an offering committee of the board with the power to authorize the issuance and sale of one or more series of preferred stock and to determine the particular designations, powers, preferences and relative, participating, optional or other special rights, other than voting rights which shall be fixed by the board of directors, and qualifications, limitations or restrictions of the preferred stock. Other terms of any series of preferred stock, including the dividend rate, liquidation preference, redemption rights, if any, voting rights, conversion or sinking fund provisions, if any, and other special terms will be set forth in the certificate of designations, preferences and rights with respect to such series and described in the applicable Prospectus Supplement.

Under current provisions of the general corporation law of the state of Delaware, the holders of issued and outstanding preferred stock are entitled to vote as a class upon a proposed amendment to HSBC Finance’s restated certificate of incorporation, with the consent of a majority of said class being required to increase or decrease the aggregate number of authorized shares of preferred stock, increase or decrease the par value of shares of preferred stock, or alter or change the powers, preferences or special rights of the preferred stock as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock in an adverse manner, but would not affect the entire class of preferred stock, then only the shares of the series affected by the amendment would be considered a separate class for the purpose of determining who is entitled to vote on the proposed amendment.

Description of Authorized Series of Preferred Stock

The following summary describes our authorized series of preferred stock, the Series B Preferred. You should read the more detailed provisions of the certificate of designation, preferences and rights relating to the Series B Preferred for provisions that might be important to you.

Series B Preferred

Dividends and Redemption.   Dividends on the Series B Preferred are payable when, as and if declared by the board of directors of HSBC Finance quarterly on the 15th calendar day of March, June, September and December of each year. Dividends on the Series B Preferred are payable at a rate of 6.36% per annum. Dividends on the Series B Preferred are non-cumulative. Accordingly, if for any reason our board of directors does not declare a dividend on the Series B Preferred Stock for a dividend period, we will not pay a dividend for that dividend period on the dividend payment date for that dividend period or at any future time, whether or not our board of directors declares dividends on the Series B Preferred for any subsequent dividend period. However, with certain exceptions, we may not declare or pay dividends on or redeem or purchase our common stock or other series of preferred stock at any time if we have not declared, paid or set aside for payment full dividends on the Series B Preferred for the then-current dividend period. In the event of the liquidation, dissolution or winding up of HSBC Finance, whether voluntary or involuntary, holders of the Series B Preferred are entitled to receive $1,000 per share, plus accrued and unpaid dividends for the then-current dividend period to the date fixed for redemption. The Series B Preferred is not redeemable prior to June 24, 2010. The Series B Preferred is redeemable, at the option of HSBC Finance, in whole or in part, from time to time on or after June 24, 2010, at a redemption price of $1,000 per share, plus an amount equal to accrued and unpaid dividends for the then-current dividend period to the date fixed for redemption. Any redemption of the Series B Preferred must be approved by the Federal Reserve Bank of New York and the Financial Services Authority of the United Kingdom (unless such approvals are not required at the time established for redemption). The Series B Preferred is not entitled to the benefits of any sinking fund.

Voting Rights.   Whenever, at any time or times, dividends payable on the shares of Series B Preferred have not been declared and paid for six quarters, whether or not consecutive, then at the next annual meeting of stockholders and at any annual meeting thereafter and at any meeting called for the election of directors, until the date on which HSBC Finance next declares and pays (or sets aside funds for payment of) in full dividends on the Series B Preferred for at least four subsequent dividend periods, the holders of the Series B Preferred either alone or together with the holders of one or more other series of preferred stock at the time outstanding that are granted such voting rights, voting as a class, shall be entitled, to the exclusion of the holders of one or more other series or classes of stock having general voting rights, to vote for and elect two additional members of the board of directors of HSBC Finance, and the holders of common stock together with the holders of any series or class or classes of stock of HSBC Finance having general voting rights and not then entitled to elect two members of the board of directors as described in this paragraph to the exclusion of the holders of all series then so entitled, shall be entitled to vote and elect the balance of the board of directors. In such case, the board of directors of HSBC Finance shall be increased by two directors. The rights of the holders of the Series B Preferred to participate (either alone or together with the holders of one or more other series of preferred stock at the time outstanding that are granted such voting rights) in the exclusive election of two members of the board of directors of HSBC Finance will continue until the date on which HSBC Finance next declares and pays (or sets aside funds for payment of) in full dividends on the Series B Preferred for at least four subsequent dividend periods. At elections for such directors, each holder of Series B Preferred shall be entitled to one vote for each share of Series B Preferred held of record on the record date established for the meeting. The holders of Series B Preferred will not have the right to cumulate such shares in voting for the election of directors. At the annual meeting of stockholders next following the termination (by reason of the payment or provision for the payment in full of dividends on the Series B Preferred for a subsequent dividend period) of the exclusive voting power of the holders of Series B Preferred and the holders of all other series of preferred stock that have been entitled to vote for and elect such two members of the board of directors of HSBC Finance as described above, the terms of office of all persons who have been elected directors of HSBC Finance by vote of such holders shall terminate and the two vacancies created to accommodate the exclusive right of election described above shall thereupon be eliminated and the board of directors shall be decreased by two directors.

So long as any shares of Series B Preferred remain outstanding, the affirmative vote of the holders of at least two-thirds of the shares of Series B Preferred outstanding at the time given in person or by proxy, at any special or annual meeting called for the purpose, will be necessary to permit, effect or validate any one or more of the following:

•       The authorization, creation or issuance, or any increase in the authorized or issued amount, of any class or series of stock (including any class or series of preferred stock) ranking prior to the Series B Preferred as to dividends or amounts payable on liquidation, dissolution or winding up of HSBC Finance;

•       The authorization, creation or issuance, or any increase in the authorized or issued amount, of any class or series of stock (including any class or series of preferred stock) ranking on a parity with the Series B Preferred unless the certificate of designations, preferences and rights or other provisions of the amended and restated certificate of incorporation of HSBC Finance creating or authorizing such class or series provides that if in any case the stated dividends or amounts payable on liquidation, dissolution or winding up of HSBC Finance are not paid in full on all outstanding shares of parity stock, the shares of all parity stock will share ratably (x) in the payment of dividends, including accumulations (if any), in accordance with the sums that would be payable on all parity stock if all dividends in respect of all shares of parity stock were paid in full and (y) on any distribution of assets upon liquidation, dissolution or winding up of HSBC Finance in accordance with the sums that would be payable in respect of all shares of parity stock if all sums payable were discharged in full; or

•       The amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the amended and restated certificate of incorporation of HSBC Finance, which would materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred or of the holders thereof; provided, however, that any increase in the amount of authorized preferred stock or HSBC Finance’s Series B Preferred, or any other capital stock of HSBC Finance, or the creation and issuance of other series of preferred stock, including convertible preferred stock, or any other capital stock of HSBC Finance, in each case ranking on a parity with or junior to the Series B Preferred with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of HSBC Finance, shall not be deemed to affect materially and adversely such rights, preferences, privileges or voting powers.

The voting rights described above will not apply to any shares of Series B Preferred if, at or prior to the time voting rights would otherwise arise, all outstanding shares of Series B Preferred have been redeemed or called for redemption and sufficient funds have been deposited in trust to effect such redemption.

Conversion Rights.   The holders of the Series B Preferred do not have any rights to convert their shares into shares of any other class or series of capital stock, or any other security, of HSBC Finance.

Additional Shares.   The Company may from time to time, without notice to or the consent of the holders of the Series B Preferred, authorize and issue additional shares of Series B Preferred.

Depositary Shares

General.   HSBC Finance may, at its option, elect to issue fractional shares of preferred stock, rather than full shares of preferred stock. In the event such option is exercised, HSBC Finance may elect to have a depositary issue receipts for depositary shares, each receipt representing a fraction, to be set forth in the Prospectus Supplement relating to a particular series of preferred stock, of a share of a particular series of preferred stock as described below.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between HSBC Finance and a bank or trust company selected by HSBC Finance. The depositary must have its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented by the depositary share, including dividend, voting, redemption and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of an offering of the preferred stock. Copies of the forms of deposit agreement and depositary receipt are filed as exhibits to the registration statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

Pending the preparation of definitive engraved depositary receipts, the depositary may, upon the Company’s written order, issue temporary depositary receipts substantially identical to, and with all the same rights of, the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at the Company’s expense.

Upon surrender of depositary receipts at the office of the depositary and upon payment of the charges provided in the deposit agreement, a holder of depositary receipts may have the depositary deliver to the holder the whole shares of preferred stock relating to the surrendered depositary receipts. Holders of depositary shares may receive whole shares of the related series of preferred stock on the basis set forth in the related Prospectus Supplement for such series of preferred stock, but holders of such whole shares will not after the exchange be entitled to receive depositary shares for their whole shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the related series of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Dividends and Other Distributions.   The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the numbers of such depositary shares owned by such holders.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make distribution of the property. In that case the depositary may, with the Company’s approval, sell such property and distribute the net proceeds from the sale to such holders.

Redemption of Depositary Shares.   If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever HSBC Finance redeems shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of preferred stock redeemed by the Company. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Preferred Shares.   Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and HSBC Finance will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Deposit Agreement.   HSBC Finance and depositary at any time may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. HSBC Finance or the depositary may terminate the deposit agreement only if all outstanding depositary shares have been redeemed, or there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of HSBC Finance and such distribution has been distributed to the holders of depositary receipts.

Charges of Depositary.   HSBC Finance will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. HSBC Finance will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous.   The depositary will forward to the record holders of the depositary shares relating to such preferred stock all reports and communications from HSBC Finance which are delivered to the depositary.

Neither HSBC Finance nor the depositary will be liable if either one is prevented or delayed by law or any circumstance beyond their control in performing the obligations under the deposit agreement. The obligations of HSBC Finance and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. The depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary.   The depositary may resign at any time by delivering to HSBC Finance notice of its election to do so, and HSBC Finance may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

BOOK-ENTRY PROCEDURES

Unless otherwise indicated in the Prospectus Supplement with respect to any offered securities, upon issuance, all offered securities will be represented by one or more global securities (the “Global Security”). The Global Security will be deposited with, or on behalf of, The Depository Trust Company (“DTC” or the “Depositary”) and registered in the name of Cede & Co. (the Depositary’s partnership nominee). Unless and until exchanged in whole or in part for offered securities in definitive form, no Global Security may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such

Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

If so indicated in the Prospectus Supplement with respect to any offered securities, investors may elect to hold interests in Global Securities through either the Depositary (in the United States) or Clearstream Banking, société anonyme, formerly Cedelbank (“Clearstream Luxembourg”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear are securities clearance systems in Europe. Both systems clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary.

So long as the Depositary, or its nominee, is a registered owner of a Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of offered securities represented by such Global Security for all purposes under the Indenture or other governing documents. Except as provided below, the actual owners of offered securities represented by a Global Security (the “Beneficial Owner”) will not be entitled to have the offered securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the offered securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture or other governing documents. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant of the Depositary (a “Participant”), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture or other governing documents. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under an Indenture or other governing documents, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The following is based on information furnished by DTC:

DTC will act as securities depositary for offered securities. Offered securities will be issued in fully registered form registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully registered Global Securities will be issued for the offered securities in the aggregate amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depositary Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of offered securities under DTC’s system must be made by or through Direct Participants, which will receive a credit for offered securities on DTC’s records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in offered securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in offered securities, except in the limited circumstances which may be provided in the applicable Indenture or other governing documents.

To facilitate subsequent transfers, all offered securities deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The deposit of offered securities with DTC and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of offered securities. DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC, nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to offered securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts offered securities are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

Payments on offered securities will be made in immediately available funds to Cede & Co. or such other DTC nominee. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of DTC, any Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Any payment due to Cede & Co. (or such other DTC nominee) on behalf of Beneficial Owners is the responsibility of the Company or the applicable agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to offered securities at any time by giving reasonable notice to the Company or the applicable Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, offered security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates for offered securities will be printed and delivered.

Global Clearance and Settlement Procedures

Initial settlement for offered securities will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. If and to the extent the Prospectus Supplement with respect to any offered securities indicates that investors may elect to hold interests in offered securities through Clearstream Luxembourg or Euroclear, secondary market trading between participants in Clearstream and/or Euroclear (“Clearstream Participants” and “Euroclear Participants”, respectively) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving offered securities in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositary.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the offered securities made through Clearstream Luxembourg or Euroclear must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. The Company has no control over those systems or their participants, and the Company takes no responsibility for their activities. Transactions between participants in Clearstream Luxembourg and Euroclear, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Clearstream Luxembourg and Euroclear payments, deliveries, transfers, exchanges, notices and other transactions involving any offered securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the offered securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date, In addition, investors who hold their interests through both DTC and Clearstream Luxembourg or Euroclear may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of offered securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sidley Austin Brown & Wood LLP, special tax counsel to HSBC Finance, the following summary correctly describes the material U.S. federal income tax considerations as of the date hereof of the acquisition, ownership and disposition of the Offered Debt Securities to beneficial owners (“Holders”) purchasing Offered Debt Securities at their original issuance. The following discussion may not be applicable to a particular series of Offered Debt Securities, depending on the terms and conditions established for such Offered Debt Securities in the appropriate Prospectus Supplement and pricing supplement. This summary does not discuss the tax consequences of holding Warrants, Preferred Stock or Depositary Shares. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), legislative history, administrative pronouncements, judicial decisions and final, proposed and temporary Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Any such changes may apply retroactively.

This summary discusses only the principal U.S. federal income tax consequences to those Holders holding Offered Debt Securities as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a Holder in light of the Holder’s particular circumstances or to Holders subject to special rules (including pension plans and other tax-exempt investors, banks, thrifts, real estate investment trusts, regulated investment companies, persons who hold Offered Debt Securities as part of a straddle, hedging, integrated, constructive sale or conversion transaction, insurance companies, dealers in securities or foreign currencies, and U.S. Holders (as defined below) whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar).

If a partnership holds Offered Debt Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons that are partners of a partnership holding Offered Debt Securities should consult their own tax advisors.

Persons considering the purchase of Offered Debt Securities should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences to them arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of an Offered Debt Security who or which is, for U.S. federal income tax purposes:

•       an individual citizen or resident of the United States,

•       a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or

•       an estate or trust treated as a United States person under Section 7701(a)(30) of the Code.

The term “Non-U.S. Holder” means a beneficial owner of an Offered Debt Security (other than a partnership) that is not a U.S. Holder.

Taxation of Interest

The taxation of interest on an Offered Debt Security depends on whether the interest is “qualified stated interest” (as defined below). Interest that is qualified stated interest will generally be includible in a U.S. Holder’s income as ordinary interest income when actually or constructively received (if such Holder uses the cash method of accounting for federal income tax purposes) or when accrued (if such Holder uses an accrual method of accounting for federal income tax purposes). Interest that is not qualified stated interest is includible in a U.S. Holder’s income under the rules governing “original issue discount” described below, regardless of such U.S. Holder’s method of accounting. Notwithstanding the foregoing, interest that is payable on an Offered Debt Security with a maturity of one year or less from its issue date, referred to as a “Short-Term Note,” is included in a U.S. Holder’s income under the rules described below under “—Short-Term Notes.”

Definition of Qualified Stated Interest

Interest on an Offered Debt Security is “qualified stated interest” if the interest is unconditionally payable, or will be constructively received under Section 451 of the Code, in cash or in property (other than debt instruments of HSBC Finance) at least annually at a single fixed rate (in the case of an Offered Debt Security that bears interest at a fixed rate (a “Fixed Rate Note”)) or at a single “qualified floating rate” or “objective rate” (in the case of an Offered Debt Security that bears interest at a floating rate (a “Floating Rate Note”) and that qualifies as a VRDI, as defined below). If a Floating Rate Note that qualifies as a VRDI provides for interest other than at a single qualified floating rate or single objective rate, special rules apply to determine the portion of such interest that constitutes qualified stated interest. See “Taxation of Original Issue Discount—Offered Debt Securities that are VRDIs” below.

Definition of Variable Rate Debt Instrument (VRDI)

An Offered Debt Security that bears interest at a floating rate (a “Floating Rate Note”) will qualify as a variable rate debt instrument (“VRDI”) if all four of the following conditions are met. First, the “issue price” (as defined under “Taxation of Original Issue Discount”) of the Floating Rate Note must not exceed the total noncontingent principal payments by more than an amount equal to the lesser of (i) 015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date (or, in the case of a Floating Rate Note that provides for payment of any amount other than qualified stated interest before maturity, its weighted average maturity) and (ii) 15% of the total noncontingent principal payments. A Floating Rate Note that does not provide for contingent principal will satisfy this requirement as long as it is not issued at a significant premium.

Second, except as provided in the preceding paragraph, the Floating Rate Note must not provide for any principal payments that are contingent.

Third, the Floating Rate Note must provide for stated interest (compounded or paid at least annually) at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (as defined below).

Fourth, the Floating Rate Note must provide that a qualified floating rate or objective rate in effect at any time during the term of the Floating Rate Note is set at the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Definition of a Qualified Floating Rate

Subject to certain exceptions, a variable rate of interest on a Floating Rate Note is a “qualified floating rate” if variations in the value of the rate can reasonably be expected to measure contemporaneous fluctuations in the cost of newly borrowed funds in the currency in which the Floating Rate Note is denominated. This definition includes a variable rate equal to (i) the product of an otherwise qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 or (ii) an otherwise qualified floating rate (or the product described in clause (i)) plus or minus a spread. If the variable rate equals the product of an otherwise qualified floating rate and a single fixed multiple greater than 1.35 or less than or equal to .65, however, such rate will generally be an objective rate. A variable rate will not be considered a qualified floating rate if the variable rate is subject to a cap, floor, governor (i.e., a restriction on the amount of increase or decrease in the stated interest rate) or similar restriction that is not fixed throughout the term of the Floating Rate Note and is reasonably expected as of the issue date to cause the yield on the Floating Rate Note to be significantly more or less than the expected yield determined without the restriction.

Definition of an Objective Rate

Subject to certain exceptions, an “objective rate” is a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information that is neither within the control of HSBC Finance (or a related party) nor unique to the circumstances of HSBC Finance (or a related party). A rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Floating Rate Note’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the term. The Internal Revenue Service (“IRS”) may designate rates other than those specified above that will be treated as objective rates. As of the date hereof, no such other rates have been designated. An objective rate is a “qualified inverse floating rate” if (i) the rate is equal to a fixed rate minus a qualified floating rate and (ii) the variations in the rate can reasonably be expected to reflect inversely contemporaneous variations in the cost of newly borrowed funds (disregarding any caps, floors, governors or similar restrictions that would not, as described above, cause a rate to fail to be a qualified floating rate).

If interest on a Floating Rate Note is stated at a fixed rate for an initial period of less than one year, followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period, and the value of the variable rate on the issue date is intended to approximate the fixed rate, the fixed rate and the variable rate together constitute a single qualified floating rate or objective rate.

Taxation of Original Issue Discount

U.S. Holders of Offered Debt Securities issued with original issue discount (“OID”) will be subject to special tax accounting rules, as described in greater detail below. Additional rules applicable to Offered Debt Securities having OID that are denominated in or determined by reference to a currency other than the U.S. Dollar are described under “Foreign Currency Notes” below. OID is the excess, if any, of an Offered Debt Security’s “stated redemption price at maturity” over the Offered Debt Security’s “issue price.” An Offered Debt Security’s “stated redemption price at maturity” is the sum of all payments provided by the Offered Debt Security (whether designated as interest or as principal) other than payments of qualified stated interest. The “issue price” of an Offered Debt Security is the first price at which a substantial amount of the Offered Debt Securities in the issuance that includes the Offered Debt

Security is sold for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). If an Offered Debt Security is issued as part of an investment unit (e.g., together with an Offered Warrant), the issue price of the investment unit is determined in the same manner and allocated between the Offered Debt Security and right (or rights) that comprise the unit based on their relative fair market values.

U.S. Holders of Offered Debt Securities with OID (other than Short-Term Notes, as defined below) generally will be required to include such OID in income as it accrues in accordance with the constant yield method described below, irrespective of the receipt of the related cash payments. A U.S. Holder’s tax basis in an Offered Debt Security is increased by each accrual of OID and decreased by each payment other than a payment of qualified stated interest.

The amount of OID with respect to an Offered Debt Security will be treated as zero if the OID is less than an amount equal to .0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (or, in the case of an Offered Debt Security that provides for payment of any amount other than qualified stated interest prior to maturity, the weighted average maturity of the Offered Debt Security). If the amount of OID is less than that amount, the OID that is not included in payments of stated interest is included in income as capital gain as principal payments are made. The amount includible with respect to a principal payment equals the product of the total amount of OID and a fraction, the numerator of which is the amount of such principal payment and the denominator of which is the stated principal amount of the Offered Debt Security.

Inclusion of OID in Income—Fixed Rate Notes

In the case of an Offered Debt Security that bears interest rate (a “Fixed Rate Note”) issued with OID, the amount of OID includible in the income of a U.S. Holder for any taxable year is determined under the constant yield method, as follows. First, the “yield to maturity” of the Fixed Rate Note is computed. The yield to maturity is the discount rate that, when used in computing the present value of all interest and principal payments to be made under the Fixed Rate Note (including payments of qualified stated interest), produces an amount equal to the issue price of the Fixed Rate Note. The yield to maturity is constant over the term of the Fixed Rate Note and, when expressed as a percentage, must be calculated to at least two decimal places.

Second, the term of the Fixed Rate Note is divided into “accrual periods.” Accrual periods may be of any length and may vary in length over the term of the Fixed Rate Note, provided that each accrual period is no longer than one year and that each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period.

Third, the total amount of OID on the Fixed Rate Note is allocated among accrual periods. In general, the OID allocable to an accrual period equals the product of the “adjusted issue price” of the Fixed Rate Note at the beginning of the accrual period and the yield to maturity of the Fixed Rate Note, less the amount of any qualified stated interest allocable to the accrual period. The adjusted issue price of a Fixed Rate Note at the beginning of the first accrual period is its issue price. Thereafter, the adjusted issue price of the Fixed Rate Note is its issue price, increased by the amount of OID previously includible in the gross income of any holder and decreased by the amount of any payment previously made on the Fixed Rate Note other than a payment of qualified stated interest. For purposes of computing the adjusted issue price of a Fixed Rate Note, the amount of OID previously includible in the gross income of any U.S. Holder is determined without regard to “premium” and “acquisition premium”, as those terms are defined below under “Market Discount and Premium.”

Fourth, the “daily portions” of OID are determined by allocating to each day in an accrual period its ratable portion of the OID allocable to the accrual period.

A U.S. Holder includes in income in any taxable year the daily portions of OID for each day during the taxable year that such Holder held the Fixed Rate Note. Under the constant yield method described above, U.S. Holders generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

Taxation of OID on Floating Rate Notes and Indexed Notes

The taxation of OID on a Floating Rate Note or an Offered Debt Security for which the principal amount payable at the stated maturity, or the interest on the Offered Debt Security, or both, may be determined by reference to currencies, currency units, commodity prices, financial or non-financial indices or other factors (an “Indexed Note”) will depend on whether the Floating Rate Note or Indexed Note is a VRDI, as that term is described above under “—Taxation of Interest—Definition of a Variable Rate Debt Instrument (VRDI).”

Offered Debt Securities that are VRDIs

In the case of a VRDI that provides for qualified stated interest (as defined above) the amount of qualified stated interest and OID, if any, includible in income during a taxable year is determined under the rules applicable to Fixed Rate Notes (described above) by assuming that the variable rate of interest is a fixed rate equal to (i) in the case of a qualified floating rate or a qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, and (ii) in the case of an objective rate (other than a qualified inverse floating rate), the rate that reflects the yield that is reasonably expected for the Offered Debt Security. Qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period.

If an Offered Debt Security that is a VRDI does not provide for qualified stated interest, the amount of interest and OID accruals are determined by constructing an equivalent fixed rate debt instrument, as follows:

First, in the case of an instrument that provides for interest at a fixed rate, replace the fixed rate by a qualified floating rate (or qualified inverse floating rate, if applicable) such that the fair market value of the instrument as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Second, determine the fixed rate substitute for each variable rate provided by the Offered Debt Security. The fixed rate substitute for each qualified floating rate provided by the Offered Debt Security is the value of that qualified floating rate on the issue date. If the Offered Debt Security provides for two or more qualified floating rates with different intervals between interest adjustment dates, the fixed rate substitutes are based on intervals that are equal in length. The fixed rate substitute for an objective rate that is a qualified inverse floating rate is the value of the qualified inverse floating rate on the issue date. The fixed rate substitute for an objective rate (other than a qualified inverse floating rate) is a fixed rate that reflects the yield that is reasonably expected for the Offered Debt Security.

Third, construct an equivalent fixed rate debt instrument that has terms that are identical to those provided under the Offered Debt Security, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes determined in the second step, in lieu of the qualified floating rates or objective rate provided by the Offered Debt Security.

Fourth, determine the amount of qualified stated interest and OID for the equivalent fixed rate debt instrument under the rules described above for Fixed Rate Notes. These amounts are taken into account as if the U.S. Holder held the equivalent fixed rate debt instrument. See “Taxation of Interest” and “Taxation of Original Issue Discount—Fixed Rate Notes,” above.

Fifth, make appropriate adjustments for the actual values of the variable rates. In this step, qualified stated interest or OID allocable to an accrual period is increased (or decreased) if the interest actually accrued or paid during the accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. In general, this increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument constructed under the third step provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period, and otherwise the increase or decrease is an adjustment to OID, if any, for the accrual period.

Offered Debt Securities that are not VRDIs

Unless otherwise noted in the applicable Prospectus Supplement or pricing supplement, if any, Floating Rate Notes or Indexed Notes that are not VRDIs (“Contingent Notes”) will be treated as “contingent payment debt instruments” and will be taxable under the rules applicable thereto (the “Contingent Debt Regulations”) for U.S. federal income tax purposes. As a result, the Contingent Notes will generally be subject to the OID provisions of the Code and the regulations thereunder, and a U.S. Holder will be required to accrue interest income on the Contingent Notes as set forth below.

First, HSBC Finance is required to determine, as of the issue date, the comparable yield for the Contingent Note. The comparable yield is generally the yield at which HSBC Finance would issue a fixed rate debt instrument with terms and conditions similar to those of the Contingent Note (including the level of subordination, term, timing of payments and general market conditions) but not taking into consideration the risk of the contingencies or the liquidity of the Contingent Note. Further, the comparable yield may not be less than the applicable Federal Rate announced monthly by the IRS (the “AFR”). In certain cases where Contingent Notes are marketed or sold in substantial part to tax-exempt investors or other investors for whom the prescribed inclusion of interest is not expected to have a substantial effect on their U.S. tax liability, the comparable yield for the Contingent Note is, without proper evidence to the contrary, presumed to be the AFR.

Second, solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue (and which HSBC Finance will be required to report on an IRS Form 1099), HSBC Finance will be required to construct a “projected payment schedule” for the Contingent Notes, determined under the Contingent Debt Regulations (the “Schedule”), representing a series of payments the amount and timing of which would produce a yield to maturity on the Contingent Notes equal to the comparable yield. The Schedule is determined as of the issue date and generally remains in place throughout the term of the Contingent Note. If a right to a contingent payment is based on market information, the amount of the projected payment is the forward price of the contingent payment. If a contingent payment is not based on market information, the amount of the projected payment is the expected value of the contingent payment as of the issue date. The Schedule must produce the comparable yield determined as set forth above. Otherwise, the Schedule must be adjusted under the rules set forth in the Contingent Debt Regulations.

Third, under the usual rules applicable to Offered Debt Securities issued with OID and based on the Schedule, the interest income on the Contingent Note for each accrual period is determined by multiplying the comparable yield of the Contingent Note (adjusted for the length of the accrual period) by the Contingent Note’s adjusted issue price at the beginning of the accrual period (determined under rules set forth in the Contingent Debt Regulations). The amount so determined is then allocated on a ratable basis to each day in the accrual period that the U.S. Holder held the Contingent Note.

Fourth, appropriate adjustments are made to the interest income determined under the foregoing rules to account for any differences between the Schedule and actual contingent payments. Under the rules set forth in the Contingent Debt Regulations, interest income is generally increased (or decreased) if the actual contingent payment is more (or less) than the projected payment. Differences between the actual amounts of any contingent payments made in a calendar year and the projected amounts of such payments are generally aggregated and taken into account, in the case of a positive difference, as additional interest income, or, in the case of a negative difference, first as a reduction in interest income for such year and thereafter, subject to certain limitations, as ordinary loss.

The Contingent Debt Regulations require HSBC Finance to provide each U.S. Holder of a Contingent Note with the Schedule. If HSBC Finance does not create the Schedule or the Schedule is unreasonable, a U.S. Holder must set its own projected payment schedule and explicitly disclose the fact that the U.S. Holder’s schedule is being used and the reason therefor. Unless otherwise prescribed by the IRS, the U.S. Holder must make such disclosure on a statement attached to the U.S. Holder’s timely filed federal income tax return for the taxable year in which the Contingent Note was acquired.

In general, any gain realized by a U.S. Holder on the sale, exchange or other disposition of a Contingent Note is interest income. Any loss on a Contingent Note accounted for under the method described above is ordinary loss to the extent it does not exceed such Holder’s prior interest inclusions on the Contingent Note (net of negative adjustments). Special rules also apply with respect to market discount and premium on Contingent Notes that may differ from the rules described below under “Market Discount and Premium.”

Other Rules

Certain Offered Debt Securities having OID may be redeemed prior to maturity. Such Offered Debt Securities may be subject to rules that differ from the general rules discussed above relating to the tax treatment of OID. Purchasers of such Offered Debt Securities with a redemption feature should carefully examine the applicable Prospectus Supplement and pricing supplement and should consult their tax advisors with respect to such feature since the tax consequences with respect to interest and OID will depend, in part, on the particular terms and the particular features of the Offered Debt Security.

Short-Term Notes

In the case of an Offered Debt Security that matures one year or less from its date of issuance (a “Short-Term Note”), a cash method U.S. Holder generally is not required to accrue OID for U.S. federal income tax purposes unless such Holder elects to do so. U.S. Holders who make such an election, U.S. Holders who report income for federal income tax purposes on the accrual method and certain other U.S. Holders, including banks and dealers in securities, are required to include OID in income on such Short-Term Notes as it accrues on a straight-line basis, unless an election is made to accrue the OID according to a constant yield method based on daily compounding. In the case of a U.S. Holder who is not required, and does not elect, to include the OID in income currently, stated interest will generally be taxable at the time it is received and any gain realized on the sale, exchange or other disposition of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or other disposition (generally reduced by prior payments of interest, if any). In addition, such Holders will be required to defer deductions for all or a portion of any interest paid on indebtedness incurred to purchase or carry Short-Term Notes in an amount not exceeding the accrued OID not previously included in income.

Extendible Offered Debt Securities

If so indicated in the Prospectus Supplement and pricing supplement relating to an Offered Debt Security, HSBC Finance will have the option to extend the original maturity date of such Offered Debt Security for one or more periods (an “Extendible Note”). The treatment of a U.S. Holder of Extendible Notes with respect to which such an option has been exercised who does not elect to have HSBC Finance repay such Extendible Notes on the applicable original stated maturity date is unclear and will depend, in part, on the terms established for such Extendible Notes by HSBS Finance pursuant to the exercise of such option (the “Revised Terms”). Such Holder may be treated for U.S. federal income tax purposes as having exchanged such Extendible Notes (the “Old Notes”) for new Offered Debt Securities with Revised Terms (the “New Notes”). If the U.S. Holder is treated as having exchanged Old Notes for New Notes, such exchange may be treated as either a taxable exchange or a tax-free recapitalization.

If the exercise of the option by HSBC Finance is not treated as an exchange of Old Notes for New Notes, no gain or loss will be recognized by a U.S. Holder as a result thereof. If the exercise of the option is treated as a taxable exchange of Old Notes for New Notes, a U.S. Holder will recognize gain (and may or may not recognize loss, depending on the relevant Revised Terms) generally equal to the difference between the issue price of the New Notes and such Holder’s tax basis in the Old Notes. If the exercise of the option is treated as a tax-free recapitalization, no loss will be recognized by a U.S. Holder as a result thereof and gain, if any, will be recognized to the extent of the fair market value of the excess, if any, of the principal amount of securities received over the principal amount of securities surrendered. In this regard, the meaning of the term “principal amount” is not clear. Such term could be interpreted to mean “issue price” with respect to securities that are received and “adjusted issue price” with respect to securities that are surrendered. Legislation to that effect has been introduced in the past. It is not possible to determine whether such legislation will be enacted in the future and, if enacted, whether it would apply to recapitalizations occurring prior to the date of enactment.

The presence of such an option may also affect the calculation of OID, among other things. For purposes of such calculation, HSBC Finance will be deemed to exercise or not exercise an option in a manner that minimizes the yield on the Extendible Note. If the exercise of such option actually occurs or does not occur, contrary to what is deemed to occur pursuant to the foregoing rules, then, solely for purposes of the accrual of OID, the yield and maturity of the Extendible Note are redetermined by treating the Extendible Note as reissued on the date of the occurrence or non-occurrence of the exercise for an amount equal to its adjusted issue price on that date.

The foregoing discussion of Extendible Notes is provided for general information only. Additional tax considerations may arise from the ownership of Extendible Note in light of the particular features or combination of features of such Extendible Notes. U.S. Holders intending to purchase Offered Debt Securities with such features should examine the applicable Prospectus Supplement and pricing supplement and should consult their own tax advisors.

Indexed Notes

The U.S. federal income tax treatment of Indexed Notes will depend on whether the Indexed Note qualifies as a VRDI (as defined above under “Taxation of Interest—Definition of Variable Rate Debt Instrument (VRDI), Qualified Floating Rate and Objective Rate”). The treatment of an Indexed Note that qualifies as a VRDI is described above under “Taxation of Interest” and “Taxation of Original Issue Discount.” An Indexed Note that does not qualify as a VRDI will be treated as a Contingent Note (as defined above) assuming it is properly treated as indebtedness for federal income tax purposes, taxable in the manner described above under “Taxation of Original Issue Discount—Floating Rate Notes that are not VRDIs.” An Indexed Note denominated in U.S. dollars, and having payments of interest or principal determined with reference to a foreign currency, is generally subject to the special rules for Foreign Currency Notes described below under “Foreign Currency Notes.”

Market Discount

If a U.S. Holder acquires an Offered Debt Security having a maturity date of more than one year from the date of its issuance and has a tax basis in the Offered Debt Security that is less than its “stated redemption price at maturity” (or, in the case of an Offered Debt Security with OID, less than its “adjusted issue price”), the amount of the difference will be treated as “market discount” for federal income tax purposes, unless such difference is less than .0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (from the date of acquisition). Under the market discount rules of the Code, a U.S. Holder will be required to treat any principal payment (or, in the case of an Offered Debt Security having OID, any payment that does not constitute a payment of qualified stated interest) on, or any gain on the sale, exchange, other disposition or other disposition of, an Offered Debt Security as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such Offered Debt Security is disposed of in certain otherwise nontaxable transactions, accrued market discount will be includible as ordinary income to the U.S. Holder as if such Holder had sold the Offered Debt Security at its then fair market value. Market discount generally accrues on a straight-line basis over the remaining term of an Offered Debt Security except that, at the election of the U.S. Holder, market discount may accrue on a constant yield basis. A U.S. Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Offered Debt Security. A U.S. Holder may elect to include market discount in income currently, as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant yield basis), in which case the interest deferral rule set forth in the preceding sentence will not apply. An election to include market discount in income currently will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium and Acquisition Premium

A U.S. Holder that purchases an Offered Debt Security having OID for an amount that is greater than its adjusted issue price but less than or equal to the sum of all remaining amounts payable on the Offered Debt Security other than payments of qualified stated interest will be considered to have purchased such Offered Debt Security at an “acquisition premium.” In such a case, the amount of OID otherwise includible in the U.S. Holder’s income during an accrual period is reduced by a fraction. The numerator of this fraction is the excess of the adjusted basis of the Offered Debt Security immediately after its acquisition by the U.S. Holder over the adjusted issue price of the Offered Debt Security. The denominator of this fraction is the excess of the sum of all amounts payable on the Offered Debt Security after the purchase date, other than payments of qualified stated interest, over the Offered Debt Security’s adjusted issue price. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, the U.S. Holder may elect to compute OID accruals by treating the purchase as a purchase at original issuance and applying the constant yield method described above.

If a U.S. Holder purchases an Offered Debt Security for an amount in excess of the sum of all amounts payable on the Offered Debt Security after the date of acquisition (other than payments of qualified stated interest), such Holder will be considered to have purchased such Offered Debt Security with “amortizable bond premium” equal in amount to such excess, and generally will not be required to include any OID in income. Generally, a U.S. Holder may elect to amortize such premium as an offset to qualified stated interest income, using a constant yield method similar to that described above (see “—Taxation of Original Issue Discount”), over the remaining term of the Offered Debt Security (where such Offered Debt Security is not redeemable prior to its maturity date). In the case of Offered Debt Securities that may be redeemed prior to maturity, the premium is calculated assuming that the issuer or holder will exercise or not exercise its redemption rights in a manner that maximizes the U.S. Holder’s yield. A U.S. Holder who elects to amortize bond premium must reduce such Holder’s tax basis in the Offered Debt Security by the amount of the premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by such Holder and may be revoked only with the consent of the IRS.

Election to Treat all Interest as OID

A U.S. Holder may elect to include in gross income its entire return on an Offered Debt Security (i.e., in general, the excess of all payments to be received on the Offered Debt Security over the amount paid for the Offered Debt Security by such Holder) in accordance with a constant yield method based on the compounding of interest. Such an election for an Offered Debt Security with amortizable bond premium will result in a deemed election to amortize bond premium for all of the U.S. Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the IRS with respect to debt instruments acquired after revocation. Similarly, such an election for an Offered Debt Security with market discount will result in a deemed election to accrue market discount in income currently for such Offered Debt Security and for all other debt instruments acquired by the U.S. Holder with market discount on or after the first day of the taxable year to which such election first applies, and may be revoked only with the permission of the IRS.

The application of the foregoing rules may be different in the case of Contingent Notes. Accordingly, prospective purchasers of Contingent Notes should consult with their tax advisors with respect to the application of the market discount, acquisition premium and amortizable bond premium rules.

Sale, Exchange or Other Disposition of the Offered Debt Securities

Upon the sale, exchange or other disposition of an Offered Debt Security, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition (not including any amount attributable to accrued but unpaid qualified stated interest) and such Holder’s adjusted tax basis in the Offered Debt Security. To the extent attributable to accrued but unpaid qualified stated interest, the amount realized by the U.S. Holder will be treated as a payment of interest. See “Taxation of Interest” above. A U.S. Holder’s adjusted tax basis in an Offered Debt Security will equal the cost of the Offered Debt Security to such Holder, increased by the amount of any market discount, discount with respect to a Short-Term Note and OID, in each case to the extent previously included in income by such Holder with respect to such Offered Debt Security, and reduced by any amortized bond premium, acquisition premium and principal payments received by such Holder and, in the case of an Offered Debt Security having OID, by the amounts of any other payments received included in the stated redemption price at maturity, as described above.

Generally, gain or loss realized on the sale, exchange or other disposition of an Offered Debt Security will be capital gain or loss (except as provided under “Taxation of Original Issue Discount—Floating Rate Notes that are not VRDIs”, “Short-Term Notes” and “Market Discount and Premium” above and “Foreign Currency Notes” below), and will be long-term capital gain or loss if at the time of sale, exchange or other disposition the Offered Debt Security has been held for more than one year. The excess of net long-term capital gains over net short-term capital losses is taxed at a lower rate than ordinary income for certain non-corporate taxpayers. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Foreign Currency Notes

The following summary relates to Offered Debt Securities that are denominated in, or provide for payments determined by reference to, a currency or currency unit other than the U.S. dollar (“Foreign Currency Notes”).

A U.S. Holder of a Foreign Currency Note who receives a payment of interest in a foreign currency that is not required to be included in income by such Holder prior to its receipt (e.g., qualified stated interest received by a U.S. Holder using the cash method of accounting) will be required to include in income the U.S. dollar value of such foreign currency payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time, and such U.S. dollar value will be the U.S. Holder’s tax basis in the foreign currency.

In the case of interest income on a Foreign Currency Note that is required to be included in income by a U.S. Holder prior to the receipt of payment (e.g., stated interest on a Foreign Currency Note held by a U.S. Holder using the accrual method of accounting, accrued OID, or accrued market discount includible in income as it accrues), a U.S. Holder will be required to include in income the U.S. dollar value of the interest income (including OID or market discount but reduced by acquisition premium and amortizable bond premium, to the extent applicable) that accrued during the relevant accrual period. OID, market discount, acquisition premium, and amortizable bond premium of a Foreign Currency Note are to be determined in the relevant foreign currency. Unless the U.S. Holder makes the election discussed below, the U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for each business day during the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for each business day during the partial period within the taxable year. Such U.S. Holder will recognize ordinary income or loss with respect to accrued interest income on the date such income is actually received, reflecting fluctuations in currency exchange rates between the time the income accrued and the date of payment. The amount of ordinary income or loss recognized will equal the difference between the U.S. dollar value of the foreign currency payment received (determined on the date such payment is received) and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above). A U.S. Holder may elect to translate interest income (including OID and market discount) into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last date of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. Such U.S. Holder will recognize ordinary income or loss with respect to accrued interest income on the date such income is actually received, equal to the difference (if any) between the U.S. dollar value of the foreign currency payment received (determined on the date such payment is received) and the U.S. dollar value of interest income translated at the relevant spot rate described in the preceding sentence. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS.

The amount of accrued market discount (other than market discount currently includible in income) taken into account upon receipt of any partial principal payment or upon the sale, exchange, other disposition or other disposition of a Foreign Currency Note will be the U.S. dollar value of such accrued market discount determined on the date of receipt of such partial principal payment or on the date of such sale, exchange, other disposition or other disposition.

Any gain or loss realized on the sale, exchange or other disposition of a Foreign Currency Note with amortizable bond premium by a U.S. Holder who has not elected to amortize such premium (under the rules described above) will be ordinary income or loss to the extent attributable to fluctuations in currency exchange rates determined as described in the second succeeding paragraph. Exchange gain or loss will be realized on any amortized bond premium with respect to any period by treating the bond premium amortized in such period as a return of principal as described in the second succeeding paragraph. Similar rules apply in the case of acquisition premium.

A U.S. Holder’s tax basis in a Foreign Currency Note, and the amount of any subsequent adjustment to such Holder’s tax basis, will be the U.S. dollar value of the foreign currency amount paid for such Foreign Currency Note, or the U.S. dollar value of the foreign currency amount of the adjustment, determined on the date of such purchase or adjustment. In the case of an adjustment resulting from an accrual of OID or market discount, such adjustment will be made at the rate at which such OID or market discount is translated into U.S. dollars under the rules described above. A U.S. Holder that converts U.S. dollars to a foreign currency and immediately uses that currency to purchase a Foreign Currency Note denominated in the same currency normally will not recognize gain or loss in connection with such conversion and purchase. A U.S. Holder who purchases a Foreign Currency Note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in the foreign currency and the U.S. dollar value of the Foreign Currency Note on the date of purchase.

Gain or loss realized upon the sale, exchange or other disposition of, or the receipt of principal on, a Foreign Currency Note, to the extent attributable to fluctuations in currency exchange rates, will be ordinary income or loss. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the foreign currency purchase price for such Foreign Currency Note, determined on the date such Foreign Currency Note is disposed of, and (ii) the U.S. dollar value of the foreign currency purchase price for such Foreign Currency Note, determined on the date such U.S. Holder acquired such Foreign Currency Note. Any portion of the proceeds of such sale, exchange or other disposition attributable to accrued interest income may result in exchange gain or loss under the rules set forth above. Such foreign currency gain or loss will be recognized only to the extent of the overall gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of the Foreign Currency Note. In general, the source of such foreign currency gain or loss will be determined by reference to the residence of the U.S. Holder or the “qualified business unit” of such Holder on whose books the Foreign Currency Note is properly reflected. Any gain or loss realized by a U.S. Holder in excess of such foreign currency gain or loss will be capital gain or loss (except to the extent of any accrued market discount not previously included in such Holder’s income or, in the case of a Short-Term Note, to the extent of any OID not previously included in such Holder’s income).

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or other disposition of a Foreign Currency Note equal to the U.S. dollar value of such foreign currency, determined at the time of such sale, exchange or other disposition. Regulations provide a special rule for purchases and sales of publicly traded debt instruments by a cash method taxpayer under which units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. Accordingly, no exchange gain or loss will result from currency fluctuations between the trade date and the settlement of such a purchase or sale. An accrual method taxpayer may elect the same treatment required of cash method taxpayers with respect to the purchases and sale of publicly traded debt instruments provided the election is applied consistently. Such election cannot be changed without the consent of the IRS. U.S. Holders should consult their tax advisors concerning the applicability of the special rules summarized in this paragraph to Foreign Currency Notes.

A Foreign Currency Note that is denominated either in a so-called hyperinflationary currency or in more than one currency (e.g., a Foreign Currency Note providing for payments determined by reference to the exchange rate of one or more specified currencies relative to an indexed currency), or that is treated as a Contingent Note under the rules described above may be subject to rules that differ from the general rules discussed above. U.S. Holders intending to purchase Foreign Currency Notes with such features should carefully examine the applicable pricing supplement and should consult with their own tax advisors with respect to the purchase, ownership and disposition of such Foreign Currency Notes.

Tax Consequences to Non-U.S. Holders

Subject to the discussion of backup withholding below, payments of principal and interest on the Offered Debt Securities by HSBC Finance or any paying agent to a Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that, in the case of interest:

•       such Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of HSBC Finance entitled to vote;

•       such Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to HSBC Finance through stock ownership;

•       such Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

•       such interest is not contingent interest described in Section 871(h)(4) of the Code; and

•       the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (summarized below) are met.

The certification requirements set forth in Section 871(h) or 881(c) of the Code are satisfied if either (1) the beneficial owner of the Offered Debt Security certifies, under penalties of perjury, to the last U.S. payor (or non-U.S. payor who is an authorized foreign agent of the U.S. payor, a “qualified intermediary,” a U.S. branch of a foreign bank or foreign insurance company, a “withholding foreign partnership” or a “withholding foreign trust”) in the chain of payment (the “Withholding Agent”) that such owner is a Non-U.S. Holder and provides such owner’s name and address, or (2) a securities clearing organization, a bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) that holds the Offered Debt Security certifies to the Withholding Agent, under penalties of perjury, that the certificate has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the Withholding Agent with a copy thereof. Generally, this statement is made on IRS Form W-8BEN, or substantially similar form, which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, an IRS Form W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least one payment annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent (or financial institution) within 30 days of such change by furnishing a new IRS Form W-8BEN (and the financial institution must promptly so inform the Withholding Agent). If an Offered Debt Security is held through a non-U.S. securities clearing organization or a non-U.S. financial institution (other than a U.S. branch or office of such organization or institution) or a non-U.S. branch or office of a U.S. financial institution or U.S. clearing organization, the organization or institution must provide a signed statement on an IRS Form W-8IMY to the Withholding Agent. However, in such case, unless the organization or institution is a qualified intermediary, a withholding foreign partnership or withholding foreign trust, the signed statement must be accompanied by a copy of the IRS Form W-8BEN or the substantially similar form provided by the beneficial owner to the organization or institution and such other information that is required by the IRS Form W-8IMY and Treasury Regulations, and such information must be updated as required. If the institution or organization is a qualified intermediary, withholding foreign partnership or withholding foreign trust that has entered into a qualified intermediary or similar agreement with the IRS, it must provide the Withholding Agent or other intermediary such additional information as is required by the agreement, IRS Form W-8IMY and Treasury Regulations.

Even if a Non-U.S. Holder does not meet the above requirements, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty to which the United States is a party, and the Non-U.S. Holder provides a properly completed IRS Form W-8BEN, such Non-U.S. Holder may obtain an exemption from or reduction of the withholding of tax (depending on the terms of the treaty).

If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on the Offered Debt Security, or gain realized on the sale, exchange or other disposition of an Offered Debt Security, is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding, will generally be subject to regular U.S. income tax on such interest or gain in the same manner as if it were a U.S. taxpayer. In lieu of the certification described above, such a holder will be required to provide to the Withholding Agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on, and any gain recognized on the sale, exchange or other disposition of, an Offered Debt Security will be included in the earnings and profits of such Non-U.S. Holder if such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to gain realized on the sale, exchange or other disposition of an Offered Debt Security unless:

•       the gain is effectively connected with the U.S. Holder’s conduct of a trade or business within the United States, or

•       in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Notwithstanding these two bullet points, a Non-U.S. Holder will not be subject to U.S. federal income tax to the extent that a treaty reduction or exemption applies and the appropriate documentation is provided.

Backup Withholding and Information Reporting

The current backup withholding rate is 28% of the amount paid and is expected to increase to 31% for 2011 and thereafter. any amounts withheld under backup withholding rules will be allowed as a refund or credit against a U.S. or non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

U.S. Holders.   In general, information reporting requirements will apply to payments of principal, interest, and premium paid on Offered Debt Securities and to the proceeds of sale of an Offered Debt Security paid to U.S. Holders other than certain exempt recipients such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number and required certifications (generally on IRS Form W-9) or certification of exempt status or fails to report in full dividend and interest income.

Non-U.S. Holders.   A Non-U.S. Holder will not be subject to backup withholding provided that the Non-U.S. Holder has provided an IRS Form W-8BEN (or other permitted certification), together with all appropriate attachments, signed under penalties of perjury, identifying itself and certifying that it is not a U.S. person. Certain information reporting requirements may still apply even if an exemption from backup withholding is established.

The payment of the proceeds from the disposition of an Offered Debt Security to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exception. The payment of the proceeds from the disposition of the Offered Debt Security to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker is:

•       a U.S. person;

•       a controlled foreign corporation;

•       a U.S. branch of a foreign bank or foreign insurance company;

•       a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business; or

•       a foreign person 50 percent or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period.

In the case of the payment of the proceeds from the disposition of the Offered Debt Securities to or through a non-U.S. office of a broker that is described above, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files confirming the status of the Non-U.S. Holder as such and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining the exemption, if available. Any amounts withheld from payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE OFFERED DEBT SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

Initial Offering and Sale

HSBC Finance may sell the securities in their initial offering in any of four ways: (i) through underwriters or dealers for resale; (ii) directly to a limited number of purchasers or to a single purchaser; (iii) through agents or (iv) through a combination of any of these methods of sale. The securities we distribute by any of these methods may be sold to the public, in one or more transactions, either (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to prevailing market prices; or (iv) at negotiated prices. Any underwriters, dealers and agents may include HSBC Securities (USA) Inc., an affiliate of HSBC Finance, as described below. The Prospectus Supplement will set forth the terms of the securities being offered, including the name or names of any underwriters, dealers or agents, the purchase price of the offered securities and the proceeds to HSBC Finance from such sale, any underwriting discounts and other items constituting underwriters’ compensation and any discounts and commissions allowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If the offered securities are sold through underwriters, the Prospectus Supplement relating thereto will describe the nature of the obligation of the underwriters to take and pay for the offered securities. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriting firms acting alone. The underwriter or underwriters with respect to a particular underwritten offering of offered securities will be named in the Prospectus Supplement relating to such offering, and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

The offered securities may be sold directly by HSBC Finance or through agents designated by HSBC Finance from time to time. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered is named, and any commissions payable by HSBC Finance to such agent will be set forth, in the Prospectus Supplement relating thereto.

Underwriters and agents who participate in the distribution of the offered securities may be entitled under agreements which may be entered into with HSBC Finance to indemnification by HSBC Finance against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

If so indicated in the Prospectus Supplement, HSBC Finance will authorize underwriters, dealers or other persons acting as HSBC Finance’s agents to solicit offers by certain institutions to purchase offered securities from HSBC Finance pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by HSBC Finance. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the offered securities are also being sold to underwriters, HSBC Finance shall have sold to such underwriters the offered securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

In order to facilitate the offering of the securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters may overallot in connection with an offering, creating a short position in the securities for their own account. In addition, to cover overallotments or to stabilize the price of the securities, the underwriters may bid for, and purchase, the securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Certain of the underwriters, dealers, agents or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to HSBC Finance and its affiliates, for which such underwriters, dealers, agents or their affiliates have received or will receive customary fees and commissions.

HSBC Finance and HSBC Securities (USA) Inc. are wholly owned indirect subsidiaries of HSBC Holdings. HSBC Securities (USA) Inc., a broker-dealer subsidiary of HSBC Holdings, is a member of the National Association of Securities Dealers, Inc. (“NASD”) and may participate in distributions of the offered securities. Accordingly, offerings of the offered securities in which HSBC Securities (USA) Inc. participates will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD, and any underwriters offering the offered securities in such offerings will not confirm sales to any accounts over which they exercise discretionary authority without the prior approval of the customer. The maximum underwriting discounts and commissions to be received by any NASD member or independent broker/dealer in connection with any distribution of offered securities will not exceed 8% of the principal amount of such offered securities.

Each series of offered securities will be a new issue of securities and will have no established trading market prior to its original issue date. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange or admitted for trading in an automatic quotation system. No assurance can be given as to the liquidity or trading market for any of the offered securities.

Unless otherwise specified in the applicable Prospectus Supplement, payment of the purchase price for the securities will be required to be made in immediately available funds on the date of settlement.

Market-Making Resales by Affiliates

This prospectus together with the applicable Prospectus Supplement and your confirmation of sale may also be used by HSBC Securities (USA) Inc. in connection with offers and sales of the offered securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. In a market- making transaction, HSBC Securities (USA) Inc. may resell a security it acquires from other holders after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, HSBC Securities (USA) Inc. may act as principal or agent, including as agent for the counterparty in a transaction in which HSBC Securities (USA) Inc. acts as principal, or as agent for both counterparties in a transaction in which HSBC Securities (USA) Inc. does not act as principal. HSBC Securities (USA) Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of HSBC Finance may also engage in transactions of this kind and may use this prospectus for this purpose. Neither HSBC Securities (USA) Inc. nor any other affiliate of HSBC Finance has an obligation to make a market in any of the offered securities and may discontinue any market-making activities at any time without notice, in its sole discretion.

The securities to be sold in market making transactions include securities to be issued after the date of this prospectus, as well as our securities that have previously been issued.

HSBC Finance does not expect to receive any proceeds from market-making transactions. HSBC Finance does not expect that HSBC Securities (USA) Inc. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to HSBC Finance.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Unless HSBC Finance or an agent informs you in your confirmation of sale that your security is being purchased in its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.

NOTICE TO CANADIAN INVESTORS

The offering of the offered securities in Canada is being made solely by this prospectus and any accompanying Prospectus Supplement and any decision to purchase offered securities should be based solely on information contained in or incorporated by reference into these documents. No person has been authorized to give any information or to make any representations concerning this offering other than those contained in or incorporated by reference into these documents. These documents constitute an offering in Canada of the offered securities described herein only in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec (the “Private Placement Provinces”).

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any dealer as to the accuracy or completeness of the information contained in this prospectus or any accompanying Prospectus Supplement or any other information provided by the Company in connection with the offering of the offered securities in Canada.

Resale Restrictions

The distribution of the offered securities in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each of the Private Placement Provinces. Accordingly, any resale of the offered securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with the available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the offered securities.

The Company is not a “reporting issuer”, as such term is defined under applicable Canadian securities laws, in any Private Placement Province or elsewhere in Canada. Canadian investors are advised that the Company currently does not intend to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the offered securities to the public in any province or territory of Canada in connection with this offering.

Representations of Purchasers

Each purchaser of offered securities in Canada will be deemed to have represented to the Company and any dealer who sells offered securities to such purchaser that: (a) the offer and sale of the offered securities was made exclusively through the final version of the prospectus and any accompanying Prospectus Supplement and was not made through an advertisement of the offered securities in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (b) such purchaser has reviewed and acknowledges the terms referred to above under “Resale Restrictions”; (c) where required by law, such purchaser is purchasing as principal for its own account and not as agent for the benefit of another person; and (d) such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is entitled under applicable Canadian securities laws to purchase such offered securities without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of a purchaser resident in a Private Placement Province other than Ontario, without the dealer having to be registered, (ii) in the case of a purchaser resident in British Columbia, Alberta, Saskatchewan, Manitoba or Québec, such purchaser is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”); (iii) in the case of a purchaser resident in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent (1) is an “accredited investor”, other than an individual, as defined in NI 45-106 and is a person to which a dealer registered as an international dealer in Ontario may sell offered securities or (2) is an “accredited investor”, including an individual, as defined in NI 45-106 who is purchasing offered securities from a registered investment dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario).

In addition, each resident of Ontario who purchases offered securities will be deemed to have represented to the Company and each dealer from whom a purchase confirmation is received, that such purchaser: (a) has been notified by the Company (i) that the Company is required to provide information (“personal information”) pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any offered securities purchased), which Form 45-106F1 is required to be filed by the Company under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (v) that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) has authorized the indirect collection of the personal information by the OSC. Further, the purchaser acknowledges that its name, address, telephone number and other specified information, including the number of offered securities it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable Canadian securities laws. By purchasing the offered securities, each Canadian purchaser consents to the disclosure of such information.

Certain Relationships and Related Transactions

The Company and certain of the dealers who may effect sales of offered securities in Canada are indirect subsidiaries of HSBC Holdings plc. By virtue of such common ownership, the Company is a “related issuer” and may be a “connected issuer” for the purposes of Canadian securities legislation. This relationship and other related matters are set forth in greater detail in this prospectus and any accompanying Prospectus Supplement. See “HSBC Finance”, “Use of Proceeds” and “Plan of Distribution” in this prospectus and the description of the use of proceeds and underwriting arrangements in any accompanying Prospectus Supplement. Any decision of HSBC Securities (Canada) Inc. to act as dealer in respect of the offered securities will be made independently of its affiliates.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus and any accompanying Prospectus Supplement does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the offered securities and, in particular, does not address Canadian tax considerations. Canadian investors should consult their own legal and tax advisers with respect to the tax consequences of an investment in the offered securities in their particular circumstances and with respect to the eligibility of the offered securities for investment by such investor under relevant Canadian legislation and regulations. Canadian investors should likewise consult with their own legal and tax advisers concerning the foreign income tax consequence of an investment in the offered securities, if any.

Rights of Action for Damages or Recission

Securities legislation in certain of the Canadian Private Placement Provinces provides purchasers of securities with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this prospectus and any accompanying Prospectus Supplement and any amendment to them contains a “Misrepresentation”. Where used herein, “Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.

Ontario

Section 130.1 of the Securities Act (Ontario) provides that every purchaser of securities pursuant to an offering memorandum (such as this prospectus and any accompanying Prospectus Supplement) shall have a statutory right of action for damages or rescission against the issuer and any selling security holder in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer and any selling security holder provided that:

if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer and the selling security holders, if any;

the issuer and the selling security holders, if any, will not be liable if they prove that the purchaser purchased the securities with knowledge of the Misrepresentation;

the issuer and the selling security holders, if any, will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

in no case shall the amount recoverable exceed the price at which the securities were offered.

Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than:

(a)   in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b)   in the case of an action for damages, the earlier of:

180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

three years from the day of the transaction that gave rise to the cause of action.

This prospectus and any accompanying Prospectus Supplement are being delivered in reliance on exemptions from the prospectus requirements contained under NI 45-106 (the “accredited investor” exemption). The rights referred to in section 130.1 of the Securities Act (Ontario) do not apply in respect of an offering memorandum (such as this prospectus and any accompanying Prospectus Supplement) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the prospectus requirement in section 2.3 of NI 45-106 if the prospective purchaser is:

(a)   a Canadian financial institution (as defined in NI 45-106) or a Schedule III bank,

(b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada), or

(c)   a subsidiary of any person referred to in paragraphs (a) and (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.

Enforcement of Legal Rights

All of the Company’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

ERISA MATTERS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain restrictions on employee benefit plans (“ERISA Plans”) that are subject to ERISA and on persons who are fiduciaries with respect to such Plans. In accordance with the ERISA’s general fiduciary requirements, a fiduciary with respect to any such Plan who is considering the purchase of offered securities on behalf of such Plan should determine whether such purchase is permitted under the governing Plan documents and is prudent and appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio. Other provisions of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) prohibit certain transactions between an ERISA Plan or other plan subject to Section 4975 of the Code (such plans and ERISA Plans, “Plans”) and persons who have certain specified relationships to the Plan (“parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of Section 4975 of the Code). Thus, a Plan fiduciary considering the purchase of offered securities should consider whether such a purchase might constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code.

HSBC Finance, or the underwriter, dealer or agent selling offered securities, may be considered a “party in interest” or a “disqualified person” with respect to many Plans. The purchase of offered securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(c)(1) of the Code) and with respect to which HSBC Finance, or the underwriter, dealer or agent selling offered securities, is a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such offered securities are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption (“PTCE”) 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment finds), PTCE 95-60 (an exemption for certain transactions involving life insurance general accounts), PTCE 96-23 (an exemption for certain transactions determined by in-house investment managers), or PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts). By purchase of the offered securities, a Plan will be deemed to represent that such purchase and the subsequent holding of the offered securities will not result in a non-exempt prohibited transaction. Any pension or other employee benefit plan proposing to acquire any offered securities should consult with its counsel.

WHERE YOU CAN FIND MORE INFORMATION

HSBC Finance files annual, quarterly and special reports and other information with the SEC. You may read and copy any document filed by HSBC Finance at the SEC’s Public Reference Room at 100 Fifth Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later automatically updates and supersedes this information. We incorporate by reference the HSBC Finance documents listed below (filed under Household International, Inc. prior to December 15, 2004) and any future filings made by HSBC Finance with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities:

•       Annual Report on Form 10-K for the year ended December 31, 2004;

•       Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•       Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005, June 30, 2005 and September 30, 2005; and

•       Current Reports on Form 8-K filed on January 5, 2005, February 28, 2005, May 16, 2005, June 22, 2005, July 1, 2005 and October 7, 2005, November 23, 2005 and December 19, 2005.

You may request a copy of these filings, at no cost, by writing, emailing or telephoning us at: HSBC Finance Corporation, Office of the Secretary, 2700 Sanders Road, Prospect Heights, Illinois 60070, email: darcie.j.oakes@us.hsbc.com, Telephone: (847) 564-5000. These filings are also available on the website our company maintains at www.hsbcusa.com.

You should rely only on the information incorporated by reference or provided in this prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

LEGAL OPINIONS

The legality of the offered securities will be passed upon for HSBC Finance by Patrick D. Schwartz, Vice President, Deputy General Counsel—Corporate and Assistant Secretary of HSBC Finance. Sidley Austin Brown & Wood LLP, Chicago, Illinois has acted as special tax counsel to HSBC Finance in connection with tax matters related to the issuance of Debt Securities. Certain legal matters will be passed upon for underwriters and agents by McDermott Will & Emery LLP, Chicago, Illinois. Mr. Schwartz is a full-time employee and an officer of HSBC Finance and owns equity securities of HSBC Holdings.

EXPERTS

The consolidated financial statements of HSBC Finance as of December 31, 2004 and 2003 and for the year ended December 31, 2004; the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through December 31, 2003; and the year ended December 31, 2002, which are included in our Annual Report on Form 10-K, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report states that as a result of the acquisition of HSBC Finance by

HSBC Holdings plc on March 28, 2003, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable. The audit report also states that HSBC Finance has restated its consolidated financial statements as of December 31, 2003 and for the period March 29, 2003 through December 31, 2003.

With respect to the unaudited interim financial information as of and for the three months ended March 31, 2004 and for the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through March 31, 2003, as of and for the three and six months ended June 30, 2004 and for the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through June 30, 2003 and the three months ended June 30, 2003, and as of and for the three and nine months ended September 30, 2004 and for the periods January 1, 2003 through March 28, 2003 and March 29, 2003 through September 30, 2003 and the three months ended September 30, 2003, incorporated by reference herein, the independent registered public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company’s quarterly report on Forms 10-Q/A for the quarter ended March 31, 2004, for the quarter ended June 30, 2004 and for the quarter ended September 30, 2004, incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The independent registered public accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the 1933 Act) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the independent registered public accountants within the meaning of Sections 7 and 11 of the 1933 Act.

PRINCIPAL OFFICE OF THE COMPANY

2700 Sanders Road

Prospect Heights, Illinois 60070

TRUSTEE AND REGISTRAR

Wells Fargo Bank, National Association
230 West Monroe Street
Chicago, IL 60606

LEGAL ADVISERS

To the Company	To the Underwriters
as to United States Law	as to United States Law
Patrick D. Schwartz, Esq.	McDermott Will & Emery LLP
2700 Sanders Road	227 West Monroe Street
Prospect Heights, Illinois 60070	Chicago, Illinois 60606

To the Company

as to United States Tax Law

Sidley Austin Brown & Wood LLP

Bank One Plaza

Chicago, Illinois 60603

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

KPMG LLP

303 East Wacker Drive

Chicago, Illinois 60601

$1,000,000,000

HSBC Finance Corporation

Floating Rate Notes due April 24, 2012

P r o s p e c t u s  S u p p l e m e n t

HSBC

BNP PARIBAS	Calyon Securities (USA)
Commerzbank Corporates & Markets	National Australia Bank
Santander Investment	SOCIETE GENERALE

Comerica Securities, Inc.	Fifth Third Securities, Inc.

April 17, 2007